As filed with the Securities and Exchange Commission on August 4, 2000
-------------------------------------------------------------------------------
                                                            File Nos. 333-_____
                                                                      811-6116

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                         Pre-Effective Amendment No.___
                        Post-effective Amendment No.___

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                             Amendment No. 33 /X/

                     NORTHBROOK VARIABLE ANNUITY ACCOUNT II
                           (Exact Name of Registrant)

                        NORTHBROOK LIFE INSURANCE COMPANY
                               (Name of Depositor)

                        NORTHBROOK LIFE INSURANCE COMPANY
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847/402-2400
         (Address and Telephone Number of Depositor's Principal Offices)

                               MICHAEL J. VELOTTA
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                        NORTHBROOK LIFE INSURANCE COMPANY
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847/402-2400
       (Name, Complete Address and Telephone Number of Agent for Service)

                        Copies of all communications to:

BRUCE A. TEICHNER, ESQ.                            TERRY YOUNG, ESQ.
ALLSTATE LIFE INSURANCE COMPANY                    ALFS, INC.
3100 SANDERS ROAD, SUITE J5B                       3100 SANDERS ROAD, SUITE J5B
NORTHBROOK, ILLINOIS 60062                         NORTHBROOK, ILLINOIS 60062


Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

MORGAN STANLEY DEAN WITTER
ONLINE VARIABLE ANNUITY
NORTHBROOK LIFE INSURANCE COMPANY
P.O. BOX 80469
LINCOLN, NE 68501

TELEPHONE NUMBER: 1-877-801-7157                   PROSPECTUS DATED ______, 2000
E-MAIL ADDRESS:  MSDWONLINEVA@NORTHBROOKLIFE.COM

Northbrook Life Insurance Company ("Northbrook") is offering the Morgan Stanley Dean Witter Online Variable Annuity, an individual and group flexible premium deferred variable annuity contract ("Contract"). The Contract currently is available for purchase by individuals that have opened a Morgan Stanley Dean Witter Online Account. The purchase of this Contract as well as most Contract transactions currently may be performed electronically through your Morgan Stanley Dean Witter Online account. This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract currently offers 21 variable sub-accounts ("Variable Sub-Accounts") of the Northbrook Variable Annuity Account II ("Variable Account"). At present, there is no fixed account ("Fixed Account") investment alternative ("investment alternative") available during the accumulation phase, although Northbrook will offer a Fixed Account immediately duringthe payout phase. Each Variable Sub-Account invests exclusively in shares of portfolios ("Portfolios") of the following mutual funds ("Funds"):

|X|      JANUS ASPEN SERIES
|X|      THE STRONG GROWTH FUNDS
|X|      SCUDDER VARIABLE LIFE INSURANCE FUND
|X|      THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
|X|      VAN KAMPEN LIFE INVESTMENT TRUST
|X|      WARBURG PINCUS FUNDS

We (Northbrook) have filed a Statement of Additional Information, dated _______, 2000, with the Securities and Exchange Commission ("SEC "). It contains more information about the Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page __ of this prospectus. For a free copy, please write, call or e-mail us at the addresses or telephone number above, or you may go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally a part of this prospectus, at the SEC's Web site.

               THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANY ONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

IMPORTANT
NOTICES
               INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

TABLE OF CONTENTS

                                                                         PAGE

OVERVIEW

----------------------------------------------------------------------------
   Important Terms

----------------------------------------------------------------------------
   The Contract At A Glance

----------------------------------------------------------------------------
   How the Contract Works

----------------------------------------------------------------------------
   Expense Table

----------------------------------------------------------------------------
   Financial Information

----------------------------------------------------------------------------
CONTRACT FEATURES
----------------------------------------------------------------------------
   The Contract

----------------------------------------------------------------------------
   Purchase of Contracts

----------------------------------------------------------------------------
   Contract Value

----------------------------------------------------------------------------
   Investment Alternatives

----------------------------------------------------------------------------
      The Variable Sub-Accounts

----------------------------------------------------------------------------
      The Fixed Account

----------------------------------------------------------------------------
      Transfers

----------------------------------------------------------------------------
   Expenses

----------------------------------------------------------------------------
   Access to Your Money

----------------------------------------------------------------------------
   Income Payments

----------------------------------------------------------------------------
   Death Benefits

----------------------------------------------------------------------------
OTHER INFORMATION
----------------------------------------------------------------------------
   More Information:
----------------------------------------------------------------------------
      Northbrook

----------------------------------------------------------------------------
      The Variable Account

----------------------------------------------------------------------------
      The Portfolios

----------------------------------------------------------------------------
      The Contract

----------------------------------------------------------------------------
      Qualified Plans

----------------------------------------------------------------------------
      Legal Matters

----------------------------------------------------------------------------
      Year 2000
----------------------------------------------------------------------------
   Taxes

----------------------------------------------------------------------------
   Performance Information

----------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
----------------------------------------------------------------------------

IMPORTANT TERMS

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.

                                                                          PAGE

-----------------------------------------------------------------------------
   Accumulation Phase

-----------------------------------------------------------------------------
   Accumulation Unit

-----------------------------------------------------------------------------
   Accumulation Unit Value

-----------------------------------------------------------------------------
   Annuitant

-----------------------------------------------------------------------------
   Automatic Additions Program

-----------------------------------------------------------------------------
   Automatic Portfolio Rebalancing Program

-----------------------------------------------------------------------------
   Beneficiary

-----------------------------------------------------------------------------
   Cancellation Period

-----------------------------------------------------------------------------
   * Contract

-----------------------------------------------------------------------------
   Contract Anniversary

-----------------------------------------------------------------------------
   Contract Owner ("You")
-----------------------------------------------------------------------------
   Contract Value

-----------------------------------------------------------------------------
   Contract Year

-----------------------------------------------------------------------------
   Dollar Cost Averaging

-----------------------------------------------------------------------------
   Due Proof of Death

-----------------------------------------------------------------------------
   Fixed Account

-----------------------------------------------------------------------------
   Funds

-----------------------------------------------------------------------------
   Income Plans

-----------------------------------------------------------------------------
   Investment Alternatives

-----------------------------------------------------------------------------
   Issue Date

-----------------------------------------------------------------------------
   Northbrook ("We")
-----------------------------------------------------------------------------
   Payout Phase

-----------------------------------------------------------------------------
   Payout Start Date

-----------------------------------------------------------------------------
   Portfolios

-----------------------------------------------------------------------------
   Qualified Contracts

-----------------------------------------------------------------------------
   Right to Cancel

-----------------------------------------------------------------------------
   SEC

-----------------------------------------------------------------------------
   Settlement Value

-----------------------------------------------------------------------------
   Systematic Withdrawal Program

-----------------------------------------------------------------------------
   Valuation Date

-----------------------------------------------------------------------------
   Variable Account

-----------------------------------------------------------------------------
   Variable Sub-Account

-----------------------------------------------------------------------------

*If you purchase a group Contract, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates unless the context requires otherwise. In certain states the Contract is available only as a group Contract.

THE CONTRACT AT A GLANCE

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS                  You can purchase a Contract
                                   with an initial  purchase payment of
                                   $1,000 or more.  You can add to your
                                   Contract as often and as much as you
                                   like,  but each  payment  must be at
                                   least $100.

--------------------------------------------------------------------------------
RIGHT TO  CANCEL                    You  may   cancel   your
                                    Contract  within 20 days of  receipt
                                    or any  longer  period as your state
                                    may require ("Cancellation Period").
                                    Upon  cancellation,  we will  return
                                    your purchase payments adjusted,  to
                                    the  extent  state and  federal  law
                                    permit,  to reflect  the  investment
                                    experience of any amounts  allocated
                                    to the Variable Account.

--------------------------------------------------------------------------------
EXPENSES                            You will bear the following expenses:

                                          -  Total  Variable  Account
                                    annual   fees   equal  to  0.60%  of
                                    average daily net assets.

                                          - Transfer fee of $10 after
                                    the 12th  transfer  in any  Contract
                                    Year (fee currently waived).

                                          -  State  premium  tax  (if
                                    your   state    imposes   one).   In
                                    addition,    each   Portfolio   pays
                                    expenses    that   you   will   bear
                                    indirectly   if  you   invest  in  a
                                    Variable Sub-Account.

INVESTMENT ALTERNATIVES             The Contract  currently
                                    offers  21   Variable   Sub-Accounts
                                    investing  in  Portfolios   offering
                                    professional   money  management  by
                                    these investment advisers:

                                    Credit Suisse Asset Management, LLC
                                    Janus Capital
                                    Miller Anderson & Sherred, LLP
                                    Morgan Stanley Asset Management
                                    Scudder Kemper Investments, Inc.
                                    Strong Capital Management, Inc.
                                    Van Kampen Asset Management, Inc.

                                    To  find   out   how  the   Variable
                                    Sub-Accounts have performed, call us
                                    at 1-877-801-7157.

SPECIAL SERVICES                    For your convenience, we offer these
                                    special services:

                                    -  Automatic Portfolio Rebalancing Program
                                    -  Dollar Cost Averaging Program
                                    -  Systematic Withdrawals

INCOME PAYMENTS                     You can choose fixed amount
                                    income  payments,   variable  amount
                                    income  payments or a combination of
                                    the two. You can receive your income
                                    payments  in one  of  the  following
                                    ways:

                                     - life income with guaranteed payments
                                     - joint and survivor life income with
                                          guaranteed payments
                                     -  guaranteed payments for a specified
                                          period



DEATH BENEFITS                      If you or the Annuitant dies before the
                                    Payout Start Date, we will pay the death benefit described in the Contract.


TRANSFERS                           Before the Payout  Start  Date,  you
                                    may  transfer  your  Contract  value
                                    ("Contract    Value")    among   the
                                    Variable Sub-Accounts,  with certain
                                    restrictions.  Transfers  must be at
                                    least  $100 or the  total  amount in
                                    the     investment      alternative,
                                    whichever is less.

                                    We do not currently  impose
                                    a fee upon  transfers.  We, however,
                                    reserve  the right to charge $10 per
                                    transfer  after the 12th transfer in
                                    each   "Contract   Year,"  which  we
                                    measure  from the date we issue your
                                    Contract  or a Contract  anniversary
                                    ("Contract Anniversary").

WITHDRAWALS                         You  may  withdraw  some  or all of
                                    your  Contract  Value  at any  time
                                    during the  Accumulation  Phase and
                                    during the Payout  Phase in certain
                                    cases.   In   general,   you   must
                                    withdraw  at least $50 at a time or
                                    the total  amount  in the  Variable
                                    Sub-Account, if less. A federal tax
                                    penalty  may  apply  if you  make a
                                    withdrawal  before  you  are 59 1/2
                                    years old.

HOW THE CONTRACT WORKS

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the "Contract Owner") save for retirement because you can invest in up to 21 Variable Sub-Accounts and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "Accumulation Phase" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "Issue Date") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase you may allocate your purchase payments to any combination of the Variable Sub-Accounts. Your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life, and/or for a pre-set number of years, by selecting one of the income payment options (we call these "Income Plans") described on page __. You receive income payments during what we call the "Payout Phase" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed amount income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable amount income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

 ISSUE           ACCUMULATION PHASE          PAYOUT START DATE                   PAYOUT PHASE
 DATE

------------------------------------------------------------------------------------------------------------------>
    |                                               |                       |                    |
You buy           You save for retirement       You elect to            You can receive        Or you can
a Contract                                      receive income          income payments        receive income
                                                payments or             for a set period       payments for life
                                                receive a lump
                                                sum payment



As the Contract owner you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if there is none, the Beneficiary, will exercise the rights and privileges provided by the Contract. See "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner or, if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-877-801-7157 if you have any question about how the Contract works.

EXPENSE TABLE

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.

CONTRACT OWNER TRANSACTION EXPENSES:

Withdrawal Charge                                            None
--------------------------------------------------------------------------------
Annual Contract Maintenance Charge                           None
--------------------------------------------------------------------------------
Transfer Fee                                                 $10*
--------------------------------------------------------------------------------

* Applies solely to the thirteenth and all subsequent transfers within a Contract Year excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.

VARIABLE ACCOUNT ANNUAL EXPENSES

(As a Percentage of Average Daily Net Asset Value Deducted From Each Variable Sub-Account)

Mortality and Expense Risk Charge                              0.50%
----------------------------------------------------------------------
Administrative Expense Charge                                  0.10%
----------------------------------------------------------------------
Total Variable Account Annual Expenses                         0.60%
----------------------------------------------------------------------



PORTFOLIO ANNUAL EXPENSES (After Voluntary Reductions And Reimbursements) (As A Percentage Of Portfolio Average Daily Net Assets)

JANUS ASPEN SERIES (1)
------------------------------- -------------------------------------------------------------------------------------------------
          Portfolio             Management Fee                12b-1                       Other Expenses         Total Expenses
                                after Fee Waiver*                                                                after Fee Waiver*
------------------------------- ---------------------------- ------------------------------------------------------------------
Capital Appreciation            0.65%                        .25                          0.04%                        0.94%
------------------------------- ---------------------------- -------------------------------------------------------------------
------------------------------- ---------------------------- -------------------------------------------------------------------
Worldwide Growth                0.65%                        .25                          0.05%                        0.95%
------------------------------- ---------------------------- -------------------------------------------------------------------


SCUDDER VARIABLE LIFE INVESTMENT FUND (2)
------------------------------- ---------------------------- ---------------------------- ----------------------------
          Portfolio             Management Fee               Other Expenses               Total Expenses
                                after Fee Waiver*                                         after Fee Waiver*
------------------------------- ---------------------------- ---------------------------- ----------------------------
Scudder International           0.85%                        0.18%                        1.03%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Scudder VLIF Bond               0.47%                        0.08%                        0.55%
------------------------------- ---------------------------- ---------------------------- ----------------------------

THE STRONG GROWTH FUNDS (3)
------------------------------- ---------------------------- ---------------------------- ----------------------------
          Portfolio             Management Fee               Other Expenses               Total Expenses
                                after Fee Waiver*                                         after Fee Waiver*
------------------------------- ---------------------------- ---------------------------- ----------------------------
Mid Cap Growth                  1.00%                        0.15%                        1.15%
Fund II
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Opportunity                     1.00%                        0.14%                        1.14%
Fund II
------------------------------- ---------------------------- ---------------------------- ----------------------------


THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (4)
------------------------------- ---------------------------- ---------------------------- ----------------------------
          Portfolio             Management Fee               Other Expenses               Total Expenses
                                after Fee Waiver*                                         after Fee Waiver*
------------------------------- ---------------------------- ---------------------------- ----------------------------
Value                           0.18%                        0.67%                        0.85%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity Growth                   0.29%                        0.56%                        0.85%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Mid Cap Value                   0.43%                        0.62%                        1.05%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Mid Cap Growth*                 0.00%                        1.05%                        1.05%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
U.S. Real Estate                0.00%                        1.10%                        1.10%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
International Magnum            0.29%                        0.87%                        1.16%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Emerging Markets Equity         0.42%                        1.37%                        1.79%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Global Equity                   0.47%                        0.68%                        1.15%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Fixed Income                    0.14%                        0.56%                        0.70%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
High Yield                      0.19%                        0.61%                        0.80%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Technology*                     0.00%                        1.15%                        1.15%
------------------------------- ---------------------------- ---------------------------- ----------------------------

*Annulaized

VAN KAMPEN LIFE INVESTMENT TRUST (5)
------------------------------- ---------------------------- ---------------------------- ----------------------------
          Portfolio             Management Fee               Other Expenses               Total Expenses
                                after Fee Waiver*                                         after Fee Waiver*
------------------------------- ---------------------------- ---------------------------- ----------------------------
Comstock                        0.00%                        0.95%                        0.95%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Emerging Growth                 0.67%                        0.18%                        0.85%
------------------------------- ---------------------------- ---------------------------- ----------------------------


WARBURG PINCUS TRUST (6)
------------------------------- ------------------------- ---------- -------------------- ----------------------------
          Portfolio             Management Fee after      12b-1      Other Expenses       Total Expenses
                                Fee Waiver*               Fees       after Fee Waiver*    after Fee Waiver*
------------------------------- ------------------------- ---------- -------------------- ----------------------------
Emerging Growth                 0.72%                     0.00%      .53%                 1.25%
------------------------------- ------------------------- ---------- -------------------- ----------------------------
------------------------------- ------------------------- ---------- -------------------- ----------------------------
Global Post-Venture Capital     1.07%                     .25%       .33%                 1.40%
------------------------------- ------------------------- ---------- -------------------- ----------------------------


(1)      [Janus Aspen Series]

(2)      [Scudder Variable Life Investment Fund]

(3) The expenses shown are for the fiscal year ended 12/31/99. For the Mid Cap Growth Fund II, Strong has voluntarily agreed to waive the management fee and/or absorb the Mid Cap Growth Fund's other expenses so that the total annual fund operating expenses are capped at 1.20%. Strong has no current intention to, but may in the future, discontinue or modify any fee waivers or expense absorptions after any appropriate notice to the fund's shareholders.


(4) Morgan Stanley Asset Management has voluntarily agreed to a reduction in its management fees and to reimburse the Portfolios for which it acts as investment adviser for certain expenses of the Portfolios. Absent such reductions, the management fees, other expenses, and total annual Portfolio expenses would have been as follows:

----------------------- --------------------- -------------------- ---------------------
                        Management Fees       Other Expenses       Total Annual
                                                                   Portfolio Expenses
----------------------- --------------------- -------------------- ---------------------
----------------------- --------------------- -------------------- ---------------------
Fixed Income            0.40%                 0.56%                0.96%
----------------------- --------------------- -------------------- ---------------------
----------------------- --------------------- -------------------- ---------------------
Global Equity           0.80%                 0.68%                1.48%
----------------------- --------------------- -------------------- ---------------------
High Yield              0.50%                 0.61%                1.11%
----------------------- --------------------- -------------------- ---------------------
----------------------- --------------------- -------------------- ---------------------
Mid Cap Growth          0.75%                 7.31%                8.06%
----------------------- --------------------- -------------------- ---------------------
----------------------- --------------------- -------------------- ---------------------
Technology              0.80%                 11.77%               12.57%
----------------------- --------------------- -------------------- ---------------------
----------------------- --------------------- -------------------- ---------------------
Emerging Markets        1.25%                 1.37%                2.62%
Equity
----------------------- --------------------- -------------------- ---------------------
----------------------- --------------------- -------------------- ---------------------
Equity Growth           0.55%                 0.56%                1.11%
----------------------- --------------------- -------------------- ---------------------
----------------------- --------------------- -------------------- ---------------------
International Magnum    0.80%                 0.87%                1.67%
----------------------- --------------------- -------------------- ---------------------
----------------------- --------------------- -------------------- ---------------------
Mid-Cap Value           0.75%                 0.62%                1.37%
----------------------- --------------------- -------------------- ---------------------
----------------------- --------------------- -------------------- ---------------------
U.S. Real Estate        0.80%                 1.10%                1.90%
----------------------- --------------------- -------------------- ---------------------
----------------------- --------------------- -------------------- ---------------------
Value                   0.55%                 .67%                 1.22%
----------------------- --------------------- -------------------- ---------------------



(5) Van Kampen Asset Management Inc. has voluntarily agreed to a reduction in its management fees and to reimburse the Comstock Portfolio and Emerging Growth Portfolio for which it acts as investment adviser if such fees would cause "Total Portfolio Annual Expenses" to exceed the amount set forth in the table above. Absent such reductions, the management fees, other expenses, and total annual Portfolio expenses would have been 0.60%, 9.76% and 10.36% for the Comstock Portfolio, and 0.70%, 0.18%, and .88% for Emerging Growth Portfolio.

(6) Credit Suisse Asset Management, LLC, the investment adviser for the Warburg Pincus Trust has voluntarily agreed to a reduction in its management fees and to reimburse the Portfolios for which it acts as investment adviser for certain expenses of the Portfolios. Absent such reductions, the management fees, other expenses, and total annual Portfolio expenses would have been as follows:

    Emerging Growth Portfolio                     .90%    .63%     1.53%
    Global Post-Venture Capital Portfolio        1.25%    .33%     1.58%


EXAMPLE

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

     -    invested $1,000 in a Variable Sub-Account,

     -    earned a 5% annual return on your investment, and

     - you surrendered your Contract or you decided not to surrender you Contract at the end of each time period.

The example assumes that any portfolio expense waivers or reimbursement arrangements described in the footnotes above are in effect for the time periods presented below. The example does not include any taxes or tax penalties you may be required to pay if you surrender your contract.

         JANUS ASPEN SERIES

                       Fund portfolio              1 Year          3 Years          5 Years         10 Years
                       --------------              ------          -------          -------         --------
         Aggressive Growth
         Worldwide Growth

         SCUDDER VARIABLE LIFE INVESTMENT FUND

                     Fund portfolio                1 Year          3 Years          5 Years         10 Years
                     --------------                ------          -------          -------         --------
         International
         VLIF Bond

         THE STRONG GROWTH FUNDS

                     Fund portfolio                1 Year          3 Years          5 Years         10 Years
                     --------------                ------          -------          -------         --------
         Mid Cap Growth Fund II
         Opportunity Fund II

         THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
                     Fund portfolio                 1 Year          3 Years          5 Years         10 Years
                     --------------                 ------          -------          -------         --------
         Value
         Equity Growth
         Mid Cap Value
         Mid Cap Growth
         U.S. Real Estate
         International Magnum
         Emerging Markets Equity
         Global Equity
         Fixed Income
         High Yield
         Technology

         VAN KAMPEN LIFE INESTMENT TRUST

                          Fund portfolio            1 Year          3 Years          5 Years         10 Years
                          --------------            ------          -------          -------         --------
         Comstock
         Emerging Growth

         WARBURG PINCUS TRUST

                     Fund portfolio                 1 Year          3 Years          5 Years         10 Years
                     --------------                 ------          -------          -------         --------
         Emerging Growth
         Global Post-Venture Capital



PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE LOWER OR GREATER THAN THOSE SHOWN ABOVE. SIMILARLY, YOUR RATE OF RETURN MAY BE LOWER OR GREATER THAN 5%, WHICH IS NOT GUARANTEED.

FINANCIAL INFORMATION

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase we use a unit of measure we call the "Accumulation Unit." Each Variable Sub-Account has a separate value for its Accumulation Units we call the "Accumulation Unit Value." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

There are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus.

The financial statements of the Variable Account and Northbrook appear in the Statement of Additional Information.

THE CONTRACT

CONTRACT OWNER

The Morgan Stanley Dean Witter Online Variable Annuity is a contract between you, the Contract owner, and Northbrook, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

     -    the investment alternatives during the Accumulation and Payout Phases,

     -    the amount and timing of your purchase payments and withdrawals,

     -    the programs you want to use to invest or withdraw money,

     -    the income payment plan you want to use to receive retirement income,

     - the Annuitant (either yourself or someone else) on whose life the income payments will be based,

     - the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

     -    any other rights that the Contract provides.

If you die, any surviving Contract owner or, if none, the Beneficiary, will exercise the rights and privileges provided to them by the Contract. The Contract cannot be jointly owned by both a non-natural person and a natural person. The maximum owner issue age is age 90.

You can use the Contract with or without a qualified plan. A "qualified plan" is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract used with a qualified plan. See "Qualified Plans" on page __.

ANNUITANT

The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). The Annuitant must be a natural person.

You initially designate an Annuitant in your application. If the Contract owner is a natural person, you may change the Annuitant at any time prior to the Payout Start Date. Once we receive your change request, any change will be effective at the time you sign the written notice. We are not liable for any payment we make or other action we take before receiving any written request from you. Before the Payout Start Date, you may designate a joint Annuitant, who is a second person on whose life income payments depend. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be the youngest Contract owner, otherwise, the youngest Beneficiary, unless the Contract owner names a different Annuitant.

BENEFICIARY

The Beneficiary is the person who may elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue.

You may name one or more Beneficiaries when you apply for a Contract. You may change or add Beneficiaries at any time by informing us in writing, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be completed and filed with us. Any change will be effective at the time you sign the written notice, whether or not the Annuitant is living when we receive the notice. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the appropriate notice. Accordingly, if you wish to change your Beneficiary, you should deliver your notice to us promptly.

If you did not name a Beneficiary or, if the named Beneficiary is no longer living and there are no other surviving Beneficiaries, the new Beneficiary will be:

     -    your spouse, if he or she is still alive, otherwise

     -    your surviving children equally, or if you have no surviving children,

     -    your estate.

If more than one Beneficiary survives you, (or the Annuitant, if the Contract owner is not a natural person) we will divide the death benefit among your Beneficiaries according to your most recent instructions. If you have not given us appropriate instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.

MODIFICATION OF THE CONTRACT

Only a Northbrook officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

ASSIGNMENT

We will not honor an assignment of an interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.

PURCHASES

MINIMUM PURCHASE PAYMENTS

Your initial purchase payment must be at least $1,000. We may increase or decrease this minimum in the future. You may make additional purchase payments of at least $100 at any time prior to the Payout Start Date. We reserve the right to lower the minimum and limit the maximum amount of purchase payments we will accept. We also reserve the right to reject any application.

ALLOCATION OF PURCHASE PAYMENTS

At the time you apply for a Contract, you must decide how to allocate your purchase payments among the Variable Sub-Accounts. The allocation you specify on your application will be effective immediately. All allocations must be in whole percentages that total 100% or in whole dollars. The minimum you may allocate to any investment alternative is $100. You can change your allocations by notifying us in writing or by e-mail.

We will allocate your purchase payments to the Variable Sub-Accounts according to your most recent instructions on file with us. Unless you notify us in writing or by e-mail otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written or e-mail notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our Northbrook headquarters. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract on the business day that we receive the purchase payment at our headquarters.

We use the term "business day" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "Valuation Dates." If we receive your purchase payment after 3 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

RIGHT TO CANCEL

You may cancel the Contract within the Cancellation Period, which is the 20-day period after you receive the Contract or such longer period as your state may require. If you exercise this "Right To Cancel," the Contract terminates and we will return your purchase payments allocated to the Variable Account after an adjustment, to the extent state or federal law permit, to reflect the investment gain or loss that occurred from the date of allocation through the date of cancellation. Some states may require us to return a greater amount to you.

CONTRACT VALUE

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected.

ACCUMULATION UNITS

To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE

As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

     - changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

     - the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of transfer fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS

You may allocate your purchase payments to up to 21 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including the investment objective(s), expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.

JANUS ASPEN SERIES

------------------------------------ ------------------------------------ ----------------------------------------------
Portfolio:                           Each Portfolio Seeks:                Investment Adviser:
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Capital Appreciation                 Long-term growth of capital          Janus Capital
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Worldwide Growth                     Long-term growth of capital          Janus Capital
------------------------------------ ------------------------------------ ----------------------------------------------

SCUDDER VARIABLE LIFE INVESTMENT FUND

------------------------------------ ------------------------------------ ----------------------------------------------
Portfolio:                           Each Portfolio Seeks:                Investment Adviser:
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
International Portfolio              Long-term growth of capital          Scudder Kemper Investments, Inc.
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Bond Portfolio                       High level of income                 Scudder Kemper Investments, Inc.
------------------------------------ ------------------------------------ ----------------------------------------------

THE STRONG GROWTH FUNDS

------------------------------------ ------------------------------------ ----------------------------------------------
Portfolio:                           Each Portfolio Seeks:                Investment Adviser:
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Mid Cap Growth Fund II               Capital growth                       Strong Capital Management, Inc
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Opportunity Fund II                  Capital growth                       Strong Capital Management, Inc
------------------------------------ ------------------------------------ ----------------------------------------------

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

------------------------------------ ------------------------------------ ----------------------------------------------
Portfolio:                           Each Portfolio Seeks:                Investment Adviser:
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Value Portfolio                      Above-average total return            Miller  Anderson  &  Sherrerd,  LLP
                                     over a market cycle of three to
                                     five years
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Equity Growth                        Long-term capital appreciation       Morgan Stanley Asset Management
Portfolio
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Mid-Cap Value                        Above-average total return over a    Miller Anderson & Sherrerd, LLP
Portfolio                            market cycle of three to five years
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Mid-Cap Growth Portfolio             Long-term capital growth             Miller Anderson & Sherrerd, LLP
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
U.S. Real Estate Portfolio           Above-average current income         Morgan Stanley Asset Management
                                     and long-term capital appreciation
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
International Magnum Portfolio       Long-term capital appreciation       Morgan Stanley Asset Management
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Emerging Markets Equity Portfolio    Long-term capital appreciation       Morgan Stanley Asset Management
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Global Equity Portfolio              Long-term capital appreciation       Morgan Stanley Asset Management
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Fixed Income Portfolio               Above-average total                  Miller  Anderson  &  Sherrerd,  LLP
                                     return over a market cycle of three
                                     to five years

------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
High Yield Portfolio                 Above-average total return over a    Miller  Anderson  &  Sherrerd,  LLP
                                     market cycle of three to five years

------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Technology Portfolio                 Long-term capital appreciation       Morgan Stanley Asset Management
------------------------------------ ------------------------------------ ----------------------------------------------

VAN KAMPEN LIFE INVESTMENT TRUST

------------------------------------ ------------------------------------ ----------------------------------------------
Portfolio:                           Each Portfolio Seeks:                Investment Adviser:
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Comstock Portfolio                   Capital growth and income            Van Kampen Asset Management, Inc.
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Emerging Growth Portfolio            Capital appreciation                 Van Kampen Asset Management, Inc.
------------------------------------ ------------------------------------ ----------------------------------------------

WARBURG PINCUS TRUST

------------------------------------ ------------------------------------ ----------------------------------------------
Portfolio:                           Each Portfolio Seeks:                Investment Adviser:
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Emerging Growth                      Maximum capital appreciation         Credit Suisse Asset Management, LLC
------------------------------------ ------------------------------------ ----------------------------------------------
------------------------------------ ------------------------------------ ----------------------------------------------
Global Post-Venture Capital          Long-term growth of capital          Credit Suisse Asset Management, LLC*
------------------------------------ ------------------------------------ ----------------------------------------------


* Abbott Capital Management, LLC serves as sub-investment adviser for the Global Post-Venture Capital Portfolio and is responsible for managing the Portfolio's investments in private equity portfolios.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT

Currently, Northbrook does not offer a Fixed Account investment alternative during the Accumulation Phase. In the future, Northbrook may offer a Fixed Account option which will enable you to allocate all or a portion of your purchase payments to one or more Guarantee Periods of the Fixed Account.


INVESTMENT ALTERNATIVES: TRANSFERS

TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase, you may transfer the Contract Value among the Variable Sub-Accounts. You may request transfers in writing on a form that we provide, electronically through your Morgan Stanley Dean Witter Online Account or by telephone according to the procedure described below. The minimum amount that you may transfer is $100 or the total amount in the Variable Sub-Account, whichever is less. We currently do not assess, but reserve the right to assess, a $10 charge on each transfer in excess of 12 per Contract Year. We will notify you at least 30 days before we begin imposing the transfer charge. We treat transfers to or from more than one Portfolio on the same day as one transfer.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests received after 3:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date.

LIMITATIONS ON EXCESSIVE TRANSFERS

We reserve the right to limit transfers among the Variable Sub-Accounts if we determine, in our sole discretion, that transfers by one or more Contract owners would be to the disadvantage of other Contract owners. We may limit transfers by taking such steps as:

     -    imposing a minimum time period between each transfer,

     - refusing to accept transfer requests of an agent acting under a power of attorney on behalf of more than one Contract owner, or

     - limiting the dollar amount that a Contract owner may transfer among the Variable Sub-Accounts at any one time.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.

We reserve the right to waive any transfer restrictions.

TRANSFERS DURING THE PAYOUT PHASE

During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable amount income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed amount income payments. You may not, however, convert any portion of your right to receive fixed amount income payments into variable amount income payments.

You may not make any transfers for the first 6 months after the Payout Start Date. Thereafter, you may make transfers among the Variable Sub-Accounts or make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed amount income payments. Your transfers must be at least 6 months apart.

TELEPHONE AND E-MAIL TRANSFERS

If you have on file a completed authorization form, you may make transfers from the MSDW ONLINE website or by telephone by calling 1-877-801-7157. The cut off time for telephone and e-mail transfer requests is 3:00 p.m. Central Time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process e-mail and telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the e-mail and telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the e-mail and telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized e-mail and telephone transfers. However, if we do not take reasonable steps to help ensure that a e-mail and telephone authorization is valid, we may be liable for such losses.

DOLLAR COST AVERAGING PROGRAM

Through our Dollar Cost Averaging Program, you may automatically transfer a set amount every month (or other intervals we may offer) during the Accumulation Phase from any Variable Sub-Account to any other Variable Sub-Account. Transfers made through dollar cost averaging must be $100 or more.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for information on how to enroll.

AUTOMATIC PORTFOLIO REBALANCING PROGRAM

Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations.

We will rebalance your account each quarter (or other intervals that we may offer) according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by e-mail or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your requests. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

     Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the High Yield Variable Sub-Account and 60% to be in the Equity Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the High Yield Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the High Yield Variable Sub-Account and use the money to buy more units in the Equity Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio   rebalancing  is  consistent  with  maintaining  your  allocation  of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

EXPENSES

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a mortality and expense risk charge daily at an annual rate of 0.50% of the average daily net assets you have invested in the Variable Sub-Accounts. The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss.

We will not increase the mortality and expense risk charge for the life of the Contract. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.

ADMINISTRATIVE EXPENSE CHARGE

We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We will not increase the administrative expense charge for the life of the Contract. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase.

TRANSFER FEE

We do not currently impose a fee upon transfers among the Variable Sub-Accounts. However, we reserve the right to charge $10 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender.

Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs including payment upon death. At our discretion, we may discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range form 0% to 4%, depending on the state.

At the Payout Start Date, if applicable, we deduct the charge for premium taxes from each Variable Sub-Account in the proportion that the Contract owner's value in the Variable Sub-Account bears to the total Contract Value.

DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES

We are not currently making a provision for taxes. In the future, however, we may make a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.

OTHER EXPENSES

Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see pages above. We may receive compensation from the investment advisers or administrators of the Portfolios for administrative services we provide to the Portfolios.

ACCESS TO YOUR MONEY

You can withdraw some or all of your Contract Value at any time during the Accumulation Phase. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page __.

You can withdraw money from the Variable Account. The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our service center, less any applicable income tax withholding, penalty tax, and any premium taxes. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable charges and taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

Withdrawals also may be subject to income tax and a 10% penalty tax, as described below.

You must name the Variable Sub-Account from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored. In general, you must withdraw at least $50 at a time. You may also withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

The total amount paid at surrender may be more or less than the total purchase payments due to prior withdrawals, any deductions, and investment performance.

SYSTEMATIC WITHDRAWALS

You may choose to receive systematic withdrawal payments on a monthly basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $50. We will deposit systematic withdrawal payments into the Contract owner's bank account or Morgan Stanley Dean Witter Online account.

Depending on fluctuations in the value of the Variable Sub-Accounts, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

POSTPONEMENT OF PAYMENTS

We may postpone the payment of any amounts due from the Variable Account under the Contract if:

     1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted,

     2.   An emergency exists as defined by the SEC, or

     3.   The SEC permits delay for your protection.





MINIMUM CONTRACT VALUE

If your request for a partial withdrawal would reduce your Contract Value to less than $1,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less any applicable charges and taxes.

INCOME PAYMENTS

PAYOUT START DATE

The Payout Start Date is the day that we apply your Contract Value to an Income Plan. The Payout Start Date must be no later than:

         - the Annuitant's 90th Birthday, or

         - the 10th Contract Anniversary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS

An "Income Plan" is a series of payments on a scheduled basis to you or to another person designated by you. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years unless changed by the Contract owner. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Three Income Plans are available under the Contract. Each is available to provide:

         - fixed amount income payments,

         - variable amount income payments, or

         - a combination of the two.

The three Income Plans are:

INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 3 -- GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. The number of months guaranteed may range from 60 to 360. We will deduct the mortality and expense risk charge from the assets of the Variable Account supporting this Income Plan even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guaranteed periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

We deduct applicable premium taxes from the contract value at the Payout Start Date. We may make other Income Plans available including ones that you and we agree upon. You may obtain information about them by writing sending us an e-mail or calling us.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is still alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate all or part of the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments associated with the amount withdrawn. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. The minimum amount you may withdraw under this feature is $1,000.

You may apply your Contract Value to an Income Plan. If you do not tell us how to allocate your Contract Value among fixed and variable amount income payments, we will apply your Contract Value in the Variable Account to variable amount income payments. While the fixed account is not available during the Accumulation Phase, the fixed account option is available during the Payout Phase.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

         - terminate the Contract and pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

         - we may reduce the frequency of your payments so that each payment will be at least $20.

VARIABLE AMOUNT INCOME PAYMENTS

The amount of your variable amount income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable amount income payments. Your variable amount income payments may be more or less than your total purchase payments because (a) variable amount income payments vary with the investment results of the underlying Portfolios, and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable amount income payments will decrease. The dollar amount of your variable amount income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable amount income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable amount income payments.

FIXED AMOUNT INCOME PAYMENTS

We calculate the fixed amount income payments by:

     1.   deducting any applicable premium tax; and

     2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed amount income payments for a period of up to 6 months or such shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

CERTAIN EMPLOYEE BENEFIT PLANS

The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.

DEATH BENEFITS

We will pay a death benefit if, prior to the Payout Start Date, any Contract owner dies.

We will pay the death benefit to the new Contract owner as determined immediately after the death. The new Contract owner would be the surviving Contract owner(s) or, if none, the Beneficiary(ies).

A request for payment of the death benefit must include "Due Proof of Death." We will accept the following documentation as Due Proof of Death:

     -    a certified copy of a death certificate,

     - a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

     -    any other proof acceptable to us.

DEATH BENEFIT AMOUNT

Prior to the Payout Start Date, the death benefit is equal to the greater of:

     1.   the Contract Value as of the date we determine the death benefit, or

     2. the sum of all purchase payments made less any amounts deducted in connection with partial withdrawals (including any applicable premium taxes).


We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 3 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.

DEATH BENEFIT PAYMENTS

If the new Contract owner is a natural person, the new Contract owner may elect to:

     1.   receive the death benefit in one or more distributions, or

     2. apply the death benefit to an Income Plan. Payments from the Income Plan must begin within 1 year of the date of death and must be payable throughout:

     |X|  the life of the new Contract owner, or

     |X| a period not to exceed the life expectancy of the new Contract owner, or

     |X| for the life of the Contract owner with payments guaranteed for a period not to exceed the life expectancy of the new Contract owner.

If the sole new Contract owner is your spouse, after the date of your death, he or she may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred.

If the new Contract owner is a corporation, trust, or other non-natural person, then the new Contract owner may elect to receive the death benefit in one or more distributions.

The entire value of the Contract must be distributed within 5 years after the date of the death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described above.


MORE INFORMATION

NORTHBROOK

Northbrook is the issuer of the Contract. Northbrook is a stock life insurance company organized under the laws of the State of Arizona in 1998. Previously, from 1978 to 1998, Northbrook was organized under the laws of the State of Illinois. Northbrook is currently licensed to operate in all states (except New
York), the District of Columbia, and Puerto Rico. We intend to offer the Contract in those jurisdictions in which we are licensed. Our headquarters are located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Northbrook is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), an Illinois stock life insurance company. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, an Illinois stock property-liability insurance company. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Northbrook and Allstate Life entered into a reinsurance agreement effective December 31, 1987. Under the reinsurance agreement, Allstate Life reinsures all of Northbrook's liabilities under the Contracts. The reinsurance agreement provides us with financial backing from Allstate Life. However, it does not create a direct contractual relationship between Allstate Life and you. In other words, the obligations of Allstate Life under the reinsurance agreement are to Northbrook; Northbrook remains the sole obligor under the Contract to you.

Several independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns A+ (Superior) to Allstate Life which automatically reinsures all net business of Northbrook. A.M. Best Company also assigns Northbrook the rating of A+(r) because Northbrook automatically reinsures all net business with Allstate Life. Standard & Poor's Insurance Rating Services assigns an AA+ (Very Strong) financial strength rating and Moody's assigns an Aa2 (Excellent) financial strength rating to Northbrook. Northbrook shares the same ratings of its parent, Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.

THE VARIABLE ACCOUNT

Northbrook established the Northbrook Variable Annuity Account II on May 8, 1990. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Northbrook.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Arizona insurance law. That means we account for the Variable Account's income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Northbrook.

The Variable Account consists of 44 Variable Sub-Accounts, each of which invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE PORTFOLIOS

DIVIDENDS  AND  CAPITAL  GAIN  DISTRIBUTIONS.   We  automatically reinvest  all
dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserves for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. We reserve the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Portfolio shares held by any Variable Sub-Account. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors or trustees of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors or trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACT

The Contracts are distributed by their principal underwriter, ALFS, Inc. ("ALFS"), 3100 Sanders Road, Northbrook, Illinois, a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Northbrook may pay ALFS a commission for distribution of the Contracts.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

         - issuance of the Contracts,

         - maintenance of Contract owner records,

         - Contract owner services,

         - calculation of unit values,

         - maintenance of the Variable Account, and

         - preparation of Contract owner reports.

We will send you Contract statements at least annually prior to the Payout Start Date. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

QUALIFIED PLANS

If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.

LEGAL MATTERS

Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised Northbrook on certain federal securities law matters. All matters of state law pertaining to the Contracts, including the validity of the Contracts and Northbrook's right to issue such Contracts under state insurance law, have been passed upon by Michael
J. Velotta, General Counsel of Northbrook.

YEAR 2000

Northbrook is heavily dependent upon complex computer systems for all phases of its operations, including customer service, and policy and contract administration. Since many of Northbrook's older computer software programs recognized only the last two digits of the year in any date, some software may have failed to operate properly after the year 1999 if the software had not been reprogrammed or replaced ("Year 2000 Issue"). Northbrook believes that many of its counterparties and suppliers also had potential Year 2000 Issues which could have affected Northbrook. In 1995, Allstate Insurance Company commenced a four phase plan intended to mitigate and/or prevent the adverse effects of Year 2000 Issues. These strategies included normal development and enhancement of new and existing systems, to make them Year 2000 compliant. The plan also included Northbrook actively working with its major external counterparties and suppliers to assess their compliance efforts and Northbrook's exposure to them. As of the date of this prospectus, Northbrook believes that the Year 2000 Issue was successfully resolved and that such resolution will not materially affect its results of operations, liquidity or financial position.

TAXES

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. NORTHBROOK MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ANNUITIES IN GENERAL TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

     1.   the Contract owner is a natural person,

     2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

     3. Northbrook is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for Contracts owned by non-natural persons.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Northbrook does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of separate account investments may cause an investor to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Northbrook does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than 5 taxable years after the taxable year of the first contribution to any Roth IRA and which are:

         - made on or after the date the individual attains age 59 1/2,

         - made to a Beneficiary after the Contract owner's death,

         - attributable to the Contract owner being disabled, or

         - for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

TAXATION OF ANNUITY DEATH BENEFITS. Death of a Contract owner, or death of the Annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

     1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

     2. if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

     1.   made on or after the date the Contract owner attains age 59 1/2,

     2.   made as a result of the Contract owner's death or disability,

     3. made in substantially equal periodic payments over the Contract owner's life or life expectancy,

     4.   made under an immediate annuity, or

     5.   attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.

AGGREGATION OF ANNUITY CONTRACTS. All non-qualified deferred annuity contracts issued by Northbrook (or its affiliates) to the same Contract owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

TAX QUALIFIED CONTRACTS

The income on qualified plan and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA.

Contracts may be used as investments with certain qualified plans such as:

     - Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Internal Revenue Code ("Code");

     -    Roth IRAs under Section 408A of the Code;

     -    Simplified Employee Pension Plans under Section 408(k) of the Code;

     -    Savings  Incentive  Match  Plans for  Employees  (SIMPLE)  Plans under
          Section 408(p) of the Code;

     -    Tax Sheltered Annuities under Section 403(b) of the Code;

     -    Corporate and Self Employed Pension and Profit Sharing Plans; and

     - State and Local Government and Tax-Exempt Organization Deferred Compensation Plans.

Northbrook reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

RESTRICTIONS UNDER SECTION 403(b) Plans. Section 403(b) of the Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1988, and all earnings on salary reduction contributions, may be made only:

     1.   on or after the date of employee

         - attains age 59 1/2,

         - separates from service,

         - dies,

         - becomes disabled, or

     2. on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).

These limitations do not apply to withdrawals where Northbrook is directed to transfer some or all of the Contract Value to another 403(b) plan.

INCOME TAX WITHHOLDING

Northbrook is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

     1.   required minimum distributions, or

     2. a series of substantially equal periodic payments made over a period of at least 10 years, or over the life (joint lives) of the participant (and beneficiary).

Northbrook may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.

PERFORMANCE INFORMATION

We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. Total return represents the change, ver a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of all asset based insurance charges. Performance advertisements may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS

                             DESCRIPTION

----------------------------------------------------------------------------
    Additions, Deletions or Substitutions of Investments

----------------------------------------------------------------------------
    The Contract
    Purchase of Contracts
    Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
----------------------------------------------------------------------------
    Performance Information

----------------------------------------------------------------------------
    Calculation of Accumulation Unit Values

----------------------------------------------------------------------------
    Calculation of Variable Amount Income Payments

----------------------------------------------------------------------------
    General Matters
    Incontestability
    Settlements
    Safekeeping of the Variable Account's Assets
    Premium Taxes
    Tax Reserves

----------------------------------------------------------------------------
   Federal Tax Matters

----------------------------------------------------------------------------
   Experts

----------------------------------------------------------------------------
   Financial Statements

----------------------------------------------------------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

               MORGAN STANLEY DEAN WITTER ONLINE VARIABLE ANNUITY

Northbrook Life Insurance Company           Statement of Additional Information
Northbrook Variable Annuity Account II      Dated __________, 2000
Post Office Box 80469
Lincoln, NE 68501
1-877-801-7157
Email:  msdwonlineva@northbrooklife.com

This Statement of Additional Information supplements the information in the prospectus for the MSDW Online Variable Annuity Contracts that we offer. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated _____________, 2000 for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above, or by sending us an e-mail request at the e-mail address listed above.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the MSDW Online Variable Annuity Contracts.

                                TABLE OF CONTENTS

Description                                                                Page
-------------------------------------------------------------------------------
Additions, Deletions or Substitutions of Investments
The Contract
         Purchase of Contracts
         Tax-free Exchanges (1035 Exchanges, Rollovers and
               Transfers)
Performance Information
Calculation of Accumulation Unit Values
        Calculation of Variable Amount Income Payments
        Net Investment Factor
        Calculation of Variable Amount Income Payments
        Calculation of Annuity Unit Values
General Matters
         Incontestability
         Settlements
         Safekeeping of the Variable Account's Assets
         Premium Taxes
         Tax Reserves
Federal Tax Matters
Experts
Financial Statements

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add,  delete,  or substitute  the  Portfolio  shares held by any Variable
Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual Portfolio fund if the shares of the Portfolio are no longer available for investment or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

ALFS, Inc., ("ALFS") is the principal underwriter and distributor of the Contracts. ALFS is an affiliate of Northbrook. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts but we reserve the right to do so at any time.

TAX-FREE EXCHANGES (ROLLOVERS AND TRANSFERS)

We accept "rollovers" and transfers from Contracts qualifying as individual retirement annuities or accounts ("IRAs"). We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

PERFORMANCE INFORMATION

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract owner. Also, please note that the performance figures shown do not reflect any applicable taxes.

Standardized Total Returns

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing.

We use the following formula prescribed by the SEC for computing standardized total return:

     1000(1 + T)n = ERV

        where:

         T          =    average annual total return

        ERV         =    ending redeemable value of a hypothetical $1,000
                         payment made at the beginning of 1, 5, or 10 year periods or shorter period

         n          =    number of years in the period

         1000       =    hypothetical $1,000 investment

The standardized average annual total returns for the Variable Sub-Accounts available under the Contract for the periods ended December 31, 1999 are set out below. No standardized total returns are shown for the Money Market Variable Sub-Account. No standardized total returns are shown for the Variable Sub-Accounts marked with an asterisk (*) below which commenced operations on or after January 1, 2000.

The MSDW Online Variable Annuity Contracts were first offered to the public as of the date of this Statement of Additional Information. Accordingly, performance figures for Variable Sub-Accounts prior to those dates reflect the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the MSDW Online Variable Annuity Contracts.

[Performance information to be included in subsequent amendment.]

Non-Standardized Total Returns

From time to time, we also may quote rates of return that reflect changes in the values of each Variable Sub-Account's accumulation units. We may quote these "non-standardized total returns" on an annualized, cumulative, year-by-year, or other basis. These rates of return take into account asset-based charges, such as the mortality and expense risk charge and administration charge.

Annualized returns reflect the rate of return that, when compounded annually, would equal the cumulative rate of return for the period shown. We compute annualized returns according to the following formula:

  Annualized Return = (1+r)1/n-1

        where:

    r    =        cumulative rate of return for the period shown, and

    n    =        number of years in the period.

The method of computing annualized rates of return is similar to that for computing standardized performance, described above, except that rather than using a hypothetical $1,000 investment and the ending redeemable value thereof, we use the changes in value of an accumulation unit.

Cumulative rates of return reflect the cumulative change in value of an accumulation unit over the period shown. Year-by-year rates of return reflect the change in value of accumulation unit during the course of each year shown. We compute these returns by dividing the accumulation unit value at the end of each period shown, by accumulation unit value at the beginning of that period, and subtracting one. We compute other total returns on a similar basis.

We may quote non-standardized total returns for 1,3,5, and 10 year periods, or period since inception of the Variable Sub-Account's operations, as well as other periods, such as "year-to-date" (prior calendar year end to the day stated in the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); the prior calendar year; and the "n" most recent calendar years.

Adjusted Historical Total Returns

We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying
Portfolios and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract.

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended December 31, 1999 are set out below. No adjusted historical total returns are shown for the Money Market Variable Sub-Account. No adjusted historical total returns are shown for the Variable Sub-Accounts marked with an asterisk (*) below which commenced operations on or after January 1, 2000.

The following list provides the inception date for the Portfolio corresponding to each of the Variable Sub-Accounts included in the tables.


                                                              Inception Date of
Variable Sub-Account                                          Corresponding Portfolio
--------------------------------------------------------------------------------------


[To be furnished in subsequent amendment.]

CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Variable Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

     (A) is the sum of:

               (1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

               (2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

     (B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

     (C) is the annualized mortality and expense risk and administrative expense charges divided by the number of days in the current calendar year and then multiplied by the number of calendar days in the current Valuation Period.

CALCULATION OF VARIABLE AMOUNT INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

       o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

       o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.


GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.

PREMIUM TAXES

Applicable premium tax rates depend on the Contract owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. WE MAKE NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF NORTHBROOK LIFE INSURANCE COMPANY

Northbrook is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Northbrook, and its operations form a part of Northbrook, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under existing federal income tax law, Northbrook believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contract. Accordingly, Northbrook does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Northbrook does not intend to make provisions for any such taxes. If Northbrook is taxed on investment income or capital gains of the Variable Account, then Northbrook may impose a charge against the Variable Account in order to make provision for such taxes.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE

There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

IRS REQUIRED DISTRIBUTION AT DEATH RULES

In order to be considered an annuity contract for federal income tax purposes, an annuity contract must provide: (1) if any owner dies on or after the annuity start date but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death; (2) if any owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements are satisfied if any portion of the owner's interest which is payable to (or for the benefit of) a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary) and the distributions begin within one year of the owner's death. If the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the annuitant will be treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a contract owned by a non-natural person will be treated as the death of the owner.

QUALIFIED PLANS

The Contract may be used with several types of qualified plans. Northbrook reserves the right to limit the availability of the contract for use with any of the qualified plans listed below. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from excess contributions, premature distributions, distributions that do not conform to specified commencement and minimum distribution rules, excess distributions and in other circumstances. Contract owners and participants under the plan and annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the plan regardless of the terms of the Contract.

IRAs

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the Contract's Cash Value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

ROTH IRAs

Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth IRA. Roth IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may commence. "Qualified distributions" from Roth IRAs are not includible in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to the Roth IRA, and which are made on or after the date the individual attains age 59 1/2, made to a beneficiary after the owner's death, attributable to the owner being disabled or for a first time home purchase
(first time home purchases are subject to a lifetime limit of $10,000). "Nonqualified distributions" are treated as made from contributions first and are includible in gross income to the extent such distributions exceed the contributions made to the Roth IRA. The taxable portion of a "nonqualified distribution" may be subject to the 10% penalty tax on premature distributions. Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth IRA. The taxable portion of a conversion or rollover distribution is includible in gross income, but is exempted from the 10% penalty tax on premature distributions.

SIMPLIFIED EMPLOYEE PENSION PLANS

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' IRAs if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice. In particular, employers should consider that an IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)

Sections 408(p) and 401(k) of the Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase annuity contracts for them, and subject to certain limitations, to exclude the purchase payments from the employees' gross income. An annuity contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee attains age 59 1/2, separates from service, dies, becomes disabled or on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship). These limitations do not apply to withdrawals where Northbrook is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Self-Employed Individuals Retirement Act of 1962, as amended, (commonly referred to as "H.R. 10" or "Keogh") permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans.

STATE AND LOCAL  GOVERNMENT AND TAX-EXEMPT  ORGANIZATION  DEFERRED  COMPENSATION
PLANS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the Contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as owner of the contract has the sole right to the proceeds of the contract. Generally, under the non-natural owner rules, such Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a
Section 457 plan all the compensation deferred under the plan must remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the employee or a beneficiary.

EXPERTS

The financial statements of Northbrook as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the related financial statement schedule that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 1999 and for each of the periods in the two years then ended that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Variable Account as of December 31, 1999 and for each of the periods in the two years then ended, the financial statements of the Northbrook as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and related financial statement schedule and the accompanying Independent Auditors' Reports appear in the pages that follow. The financial statements and schedule of Northbrook included herein should be considered only as bearing upon the ability of Northbrook to meet its obligations under the Contracts.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
NORTHBROOK LIFE INSURANCE COMPANY:

We have audited the accompanying Statements of Financial Position of Northbrook Life Insurance Company (the "Company", an affiliate of The Allstate Corporation) as of December 31, 1999 and 1998, and the related Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 1999. Our audits also included Schedule IV -Reinsurance. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, Schedule IV - Reinsurance, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




/s/ Deloitte & Touche LLP

Chicago, Illinois
February 25, 2000


                        NORTHBROOK LIFE INSURANCE COMPANY
                        STATEMENTS OF FINANCIAL POSITION


                                                                       December 31,
                                                              -----------------------------
                                                                   1999             1998
                                                              -------------    ------------
($ in thousands, except par value data)
ASSETS
Investments
   Fixed income securities, at fair value
      (amortized cost $89,205 and $81,156)                     $     86,998    $     86,336
   Short-term                                                         3,170           5,083
                                                               ------------    ------------
         Total investments                                           90,168          91,419

Cash                                                                     21            --
Reinsurance recoverable from
   Allstate Life Insurance Company                                2,022,502       2,148,091
Other assets                                                          5,997           6,705
Separate Accounts                                                 8,211,996       7,031,083
                                                               ------------    ------------
         TOTAL ASSETS                                          $ 10,330,684    $  9,277,298
                                                               ============    ============
LIABILITIES
Reserve for life-contingent contract benefits                   $   150,587    $    145,055
Contractholder funds                                              1,871,933       2,003,122
Current income taxes payable                                          2,171           1,830
Deferred income taxes                                                   746           3,316
Payable to affiliates, net                                            5,990           5,085
Separate Accounts                                                 8,211,996       7,031,083
                                                               ------------    ------------
         TOTAL LIABILITIES                                       10,243,423       9,189,491
                                                               ============    ============
Commitments and Contingent Liabilities (Note 12)

SHAREHOLDER'S EQUITY
Common stock, $100 par value, 25,000 shares
      authorized, issued and outstanding                              2,500           2,500
Additional capital paid-in                                           56,600          56,600
Retained income                                                      29,596          25,340

Accumulated other comprehensive (loss) income:
    Unrealized net capital (losses) gains                            (1,435)          3,367
                                                               ------------    ------------
         TOTAL ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME         (1,435)          3,367
                                                               ------------    ------------
         TOTAL SHAREHOLDER'S EQUITY                                  87,261          87,807
                                                               ------------    ------------
         TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY            $ 10,330,684    $  9,277,298
                                                               ============    ============

See notes to financial statements.

                                               NORTHBROOK LIFE INSURANCE COMPANY
                                                   STATEMENTS OF OPERATIONS
                                                   AND COMPREHENSIVE INCOME


                                                       Year Ended December 31,
                                                    ----------------------------
($ in thousands)                                      1999      1998       1997
                                                    -------    -------   -------
REVENUES
Net investment income                               $ 6,010    $ 5,691   $ 5,146
Realized capital gains and losses                       510          2       (68)
                                                    -------    -------   -------
Income from operations
  before income tax expense                           6,520      5,693     5,078
Income tax expense                                    2,264      1,995     1,756
                                                    -------    -------   -------
NET INCOME                                            4,256      3,698     3,322
                                                    -------    -------   -------
Other comprehensive (loss) income, after-tax
Change in unrealized net capital gains and losses    (4,802)       825     1,256
                                                    -------    -------   -------
COMPREHENSIVE (LOSS) INCOME                         $  (546)   $ 4,523   $ 4,578
                                                    =======    =======   =======

See notes to financial statements.

                                              NORTHBROOK LIFE INSURANCE COMPANY
                                              STATEMENTS OF SHAREHOLDER'S EQUITY


                                                           December 31,
                                                --------------------------------
                                                   1999       1998       1997
                                                ---------  ---------  ----------
($ in thousands)

COMMON STOCK                                    $  2,500    $  2,500   $  2,500
                                                --------    --------   --------
ADDITIONAL CAPITAL PAID-IN                      $ 56,600    $ 56,600   $ 56,600
                                                --------    --------   --------
RETAINED INCOME
Balance, beginning of year                      $ 25,340    $ 21,642   $ 18,320
Net income                                         4,256       3,698      3,322
                                                --------    --------   --------
Balance, end of year                              29,596      25,340     21,642
                                                --------    --------   --------

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of year                      $  3,367    $  2,542   $  1,286
Change in unrealized net capital gains
     and losses                                   (4,802)        825      1,256
                                                --------    --------   --------
Balance, end of year                              (1,435)      3,367      2,542
                                                --------    --------   --------
TOTAL SHAREHOLDER'S EQUITY                      $ 87,261    $ 87,807   $ 83,284
                                                ========    ========   ========

See notes to financial statements.

                                              NORTHBROOK LIFE INSURANCE COMPANY
                                                   STATEMENTS OF CASH FLOWS


                                                                  Year Ended December 31,
                                                             --------------------------------
($ in thousands)                                               1999        1998        1997
                                                             --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $  4,256    $  3,698    $  3,322
Adjustments to reconcile net income to net cash
    provided by operating activities
         Amortization and other non-cash items                    559         518         516
         Realized capital gains and losses                       (510)         (2)         68
         Changes in:
             Life-contingent contract benefits and
               contractholder funds                               (68)        273         205
              Income taxes payable                                355       1,866        (480)
              Other operating assets and liabilities              924       4,126        (264)
                                                             --------    --------    --------
                 Net cash provided by operating activities      5,516      10,479       3,367
                                                             --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed income securities
       Proceeds from sales                                     17,992       1,922       1,606
       Investment collections                                   6,555      10,253      10,036
       Investment purchases                                   (32,050)    (20,690)    (18,568)
Change in short-term investments, net                           2,008      (1,964)      3,559
                                                             --------    --------    --------
               Net cash used in investing activities           (5,495)    (10,479)     (3,367)
                                                             --------    --------    --------

NET INCREASE IN CASH                                               21        --          --
CASH AT THE BEGINNING OF YEAR                                    --          --          --
                                                             --------    --------    --------
CASH AT END OF YEAR                                          $     21    $   --      $   --
                                                             ========    ========    ========

See notes to financial statements.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)

1.    GENERAL

BASIS OF PRESENTATION
The accompanying financial statements include the accounts of Northbrook Life Insurance Company (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with generally accepted accounting principles.

To conform with the 1999 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS
The Company markets savings and life insurance products exclusively through Dean Witter Reynolds, Inc. ("Dean Witter") (see Note 4), a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. Savings products include deferred annuities and immediate annuities without life contingencies. Deferred annuities include fixed rate, market value adjusted, and variable annuities. Life insurance consists of interest-sensitive life, immediate annuities with life contingencies, and variable life insurance. In 1999, substantially all of the Company's statutory premiums and deposits were from annuities.

 Annuity contracts and life insurance policies issued by the Company are subject to discretionary surrender or withdrawal by customers, subject to applicable surrender charges. These policies and contracts are reinsured primarily with ALIC (see Note 3), which invests premiums and deposits to provide cash flows that will be used to fund future benefits and expenses.

The Company monitors economic and regulatory developments which have the potential to impact its business. Recently enacted federal legislation will allow for banks and other financial organizations to have greater participation in the securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and (2) increasing competition in the capital markets.

The Company is authorized to sell life and savings products in all states except New York, as well as in the District of Columbia and Puerto Rico. The top geographic locations for statutory premiums and deposits for the Company were California, Florida, and Texas for the year ended December 31, 1999. No other jurisdiction accounted for more than 5% of statutory premiums and deposits. Substantially all premiums and deposits are ceded to ALIC under reinsurance agreements.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS
Fixed income securities include bonds and mortgage-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net of deferred income taxes, is reflected as a component of shareholder's equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses. Short-term investments are carried at cost or amortized cost, which approximates fair value.

Investment income consists primarily of interest and short-term investment dividends. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed securities is determined on the effective yield method, based on the estimated principal repayments. Accrual of income is suspended for fixed income securities that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

REINSURANCE RECOVERABLE
The Company has reinsurance agreements whereby substantially all premiums, contract charges, credited interest, policy benefits and certain expenses are ceded to ALIC. Such amounts are reflected net of such reinsurance in the statements of operations and comprehensive income. Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits is not included in the Company's financial statements as those assets are owned and managed under terms of reinsurance agreements. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS AND INTEREST CREDITED Interest-sensitive life contracts are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and one or more amounts assessed against the contractholder. Premiums from these contracts are reported as deposits to contractholder funds. Contract charge revenue consists of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and surrender charges. Contract benefits include interest credited to contracts and claims incurred in excess of the related contractholder account balance.

Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed rate annuities, market value adjusted annuities and immediate annuities without life contingencies are considered investment contracts. Deposits received for such contracts are reported as deposits to contractholder funds. Contract charge revenue for investment contracts consists of charges assessed against the contractholder account balance for contract

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)

administration and surrender charges. Contract benefits include interest credited and claims incurred in excess of the related contractholder account balance.

Crediting rates for fixed rate annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions.

Investment contracts also include variable annuity and variable life contracts which are sold as Separate Accounts products. The assets supporting these products are legally segregated and available only to settle Separate Accounts contract obligations. Deposits received are reported as Separate Accounts liabilities. The Company's contract charge revenue for these contracts consists of charges assessed against the Separate Accounts fund balances for contract maintenance, administration, mortality, expense and surrenders.

All premiums, contract charges, contract benefits and interest credited are reinsured.

INCOME TAXES
The income tax provision is calculated under the liability method and presented net of reinsurance. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes arise primarily from unrealized capital gains and losses on fixed income securities carried at fair value and differences in the tax bases of investments.

SEPARATE ACCOUNTS
The Company issues deferred variable annuity and variable life contracts, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the Separate Accounts. Absent any contract provisions wherein the Company contractually guarantees either a minimum return or account value to the beneficiaries of the contractholders in the form of a death benefit, the contractholders bear the investment risk that the Separate Accounts' funds may not meet their stated investment objectives.

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. In the event that the asset value of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore, are not included in the Company's statements of operations and comprehensive income. Revenues to the Company from Separate Accounts consist of contract maintenance and administration fees, and mortality, surrender and expense charges.

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS
The reserve for life-contingent contract benefits, which relates to immediate annuities with life contingencies and certain variable annuity contract guarantees, is computed on the basis of assumptions as to mortality, future investment yields, terminations and expenses at the time the policy is issued. These assumptions include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)


of issue and policy duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 7.

CONTRACTHOLDER FUNDS
Contractholder funds arise from the issuance of interest-sensitive life and certain investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received, net of commissions, and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. Detailed information on crediting rates and surrender and withdrawal protection on contractholder funds are outlined in Note 7.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS
In 1999, the Company adopted Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP provides guidance concerning when to recognize a liability for insurance-related assessments and how those liabilities should be measured. Specifically, insurance-related assessments should be recognized as liabilities when all of the following criteria have been met: 1) an assessment has been imposed or it is probable that an assessment will be imposed, 2) the event obligating an entity to pay an assessment has occurred and 3) the amount of the assessment can be reasonably estimated. Adoption of this statement was not material to the Company's results of operations or financial position.

3.    RELATED PARTY TRANSACTIONS

REINSURANCE
The Company has reinsurance agreements whereby substantially all premiums, contract charges, credited interest, policy benefits and certain expenses are ceded to ALIC and reflected net of such reinsurance in the statements of operations and comprehensive income. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contracholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits is not included in the Company's financial statements as those assets are owned and managed under the terms of the reinsurance agreements. The following amounts were ceded to ALIC under reinsurance agreements.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)


                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                    1999       1998        1997
                                                    ----       ----        ----
Premiums                                          $  2,966   $  2,528   $  1,979
Contract charges                                   118,290    102,218     83,559
Credited interest, policy benefits, and certain
     expenses                                      222,513    217,428    201,526



BUSINESS OPERATIONS
The Company utilizes services provided by AIC and ALIC and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC and ALIC for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation and retirement and other benefit programs, allocated to the Company were $33,892, $26,230 and $23,978 in 1999, 1998 and 1997, respectively. Of these costs, the Company retains investment related expenses. All other costs are ceded to ALIC under reinsurance agreements.

4.    EXCLUSIVE DISTRIBUTION AGREEMENT

The Company has a strategic alliance with Dean Witter to develop, market and distribute proprietary savings and life insurance products through Morgan Stanley Dean Witter Financial Advisors. Affiliates of Dean Witter are the investment managers for the Morgan Stanley Dean Witter Variable Investment Series, Morgan Stanley Universal Funds, Inc. and the Van Kampen American Capital Life Investment Trust, the funds in which certain assets of the Separate Accounts products are invested. Under the terms of the alliance, the Company has agreed to use Dean Witter as an exclusive distribution channel for the Company's products. In addition to the Company's products, Dean Witter markets other products which compete with those of the Company.

Pursuant to the alliance agreement, Dean Witter provides approximately half of the statutory capital necessary to maintain these products on the Company's books through loans to a subsidiary of AIC. AIC unconditionally guarantees the repayment of these loans. The Company shares approximately half the net profits with Dean Witter on contracts written under the alliance.

The strategic alliance is cancelable for new business by either party by giving 30 days written notice, however, the Company believes the benefits derived by Dean Witter will preserve the alliance.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)

5.    INVESTMENTS

FAIR VALUES
The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:



                                                                      GROSS UNREALIZED
                                               AMORTIZED        ---------------------------        FAIR
                                                 COST                GAINS           LOSSES        VALUE
                                            ---------------     -----------    -------------    -------------
AT DECEMBER 31, 1999
U.S. government and agencies                    $ 8,660             $   131        $   (57)        $ 8,734
Municipal                                         1,155                   6           (108)          1,053
Corporate                                        61,049                  26         (2,541)         58,534
Mortgage-backed securities                       18,341                 822           (486)         18,677
                                                -------             -------        -------         -------
     Total fixed income securities              $89,205             $   985        $(3,192)        $86,998
                                                =======             =======        =======         =======

AT DECEMBER 31, 1998

U.S. government and agencies                    $ 8,648             $ 1,469        $  --           $10,117
Municipal                                           590                  11           --               601
Corporate                                        33,958               1,634            (16)         35,576
Mortgage-backed securities                       37,960               2,250           (168)         40,042
                                                -------             -------        -------         -------
     Total fixed income securities              $81,156             $ 5,364        $  (184)        $86,336
                                                =======             =======        =======         =======


SCHEDULED MATURITIES
The scheduled maturities for fixed income securities are as follows at December 31, 1999:


                                         AMORTIZED    FAIR
                                           COST      VALUE
                                           ----      -----
Due in one year or less                  $    50   $    50
Due after one year through five years     16,690    16,538
Due after five years through ten years    46,933    44,542
Due after ten years                        7,191     7,191
                                         -------    ------
                                          70,864    68,321
Mortgage-backed securities                18,341    18,677
                                         -------   -------
      Total                              $89,205   $86,998
                                         =======   =======


Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)


NET INVESTMENT INCOME
YEAR ENDED DECEMBER 31,                             1999        1998       1997
                                                    ----        ----       ----
Fixed income securities                            $ 5,881    $ 5,616    $ 5,364
Short-term investments                                 261        190         84
                                                   -------    -------    -------
    Investment income, before expense                6,142      5,806      5,448
    Investment expense                                 132        115        302
                                                   -------    -------    -------
    Net investment income                          $ 6,010    $ 5,691    $ 5,146
                                                   =======    =======    =======

REALIZED CAPITAL GAINS AND LOSSES

YEAR ENDED DECEMBER 31,                               1999       1998       1997
                                                   -------    -------    -------

Fixed income securities                            $   510    $     2    $   (70)
Short-term investments                                  --         --          2
                                                   -------    -------    -------
    Realized capital gains and losses                  510          2        (68)
    Income taxes                                      (178)        (1)        24
                                                   -------    -------    -------
    Realized capital gains and losses, after tax   $   332    $     1    $   (44)
                                                   =======    =======    =======


Excluding calls and prepayments, gross gains of $629 were realized on sales of fixed income securities during 1999 and gross losses of $119, $9 and $70 were realized on sales of fixed income securities during 1999, 1998 and 1997, respectively. There were no gross gains realized on sales of fixed income securities during 1998 and 1997.

UNREALIZED NET CAPITAL GAINS AND LOSSES
Unrealized net capital gains on fixed income securities included in shareholder's equity at December 31, 1999 are as follows:


                                          COST/        FAIR        GROSS UNREALIZED     UNREALIZED
                                      AMORTIZED COST   VALUE      GAINS       LOSSES    NET LOSSES
                                      --------------   -----      -----       ------    ----------
  Fixed income securities                $ 89,205    $ 86,998    $    985    $ (3,192)   $ (2,207)
                                         ========    ========    ========    ========
  Deferred income taxes                                                                       772
                                                                                         --------
  Unrealized net capital losses                                                          $ (1,435)
                                                                                         ========

CHANGE IN UNREALIZED NET CAPITAL GAINS
YEAR ENDED DECEMBER 31,                     1999        1998        1997
                                          --------    --------    --------

  Fixed income securities                $ (7,387)   $  1,269    $  1,932
  Deferred income taxes                     2,585        (444)       (676)
                                         --------    --------    --------
 (Decrease) increase in unrealized net
   capital gains                         $ (4,802)   $    825    $  1,256
                                         ========    ========    ========


SECURITIES ON DEPOSIT
At December 31, 1999, fixed income securities with a carrying value of $7,856 were on deposit with regulatory authorities as required by law.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)

6.    FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including reinsurance recoverable) and liabilities (including interest-sensitive life insurance reserves and deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, such as accrued investment income and cash are generally of a short-term nature. Their carrying values are assumed to approximate fair value.

FINANCIAL ASSETS

The carrying value and fair value of financial assets at December 31, are as follows:


                                     1999                      1998
                                     ----                      ----
                            CARRYING       FAIR       CARRYING       FAIR
                             VALUE         VALUE        VALUE        VALUE
                             -----         -----        -----        -----
Fixed income securities   $   86,998   $   86,998   $   86,336   $   86,336
Short-term investments         3,170        3,170        5,083        5,083
Separate Accounts          8,211,996    8,211,996    7,031,083    7,031,083


Fair values for fixed income securities are based on quoted market prices where available. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value are deemed to approximate fair value. Separate Accounts assets are carried in the statements of financial position at fair value based on quoted market prices.

FINANCIAL LIABILITIES
The carrying value and fair value of financial liabilities at December 31, are as follows:


                                      1999                      1998
                                      ----                      ----
                             CARRYING       FAIR      CARRYING        FAIR
                               VALUE        VALUE       VALUE         VALUE
                            ----------   ----------   ----------   ----------
Contractholder funds on
     investment contracts   $1,735,843   $1,675,910   $1,839,114   $1,814,684
Separate Accounts            8,211,996    8,211,996    7,031,083    7,031,083

The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Separate Accounts liabilities are carried at the fair value of the underlying assets.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)

7.   RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

At December 31, the reserve for life-contingent contract benefits consists of the following:


                                                    1999        1998
                                                    ----        ----
Immediate annuities:
     Structured settlement annuities               $109,907   $108,215
     Other immediate annuities                       40,680     36,840
                                                   --------   --------
     Total life-contingent contract benefits       $150,587   $145,055
                                                   ========   ========


The assumptions for mortality generally utilized in calculating reserves include, the U.S. population with projected calendar year improvements and age setbacks for impaired lives for structured settlement annuities; and the 1983 group annuity mortality table for other immediate annuities. Interest rate assumptions vary from 3.5% to 10.0% for immediate annuities. Other estimation methods used include the present value of contractually fixed future benefits for structured settlement annuities and other immediate annuities.

Premium deficiency reserves are established, if necessary, for the structured settlement annuity business, to the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized. The Company did not have a premium deficiency reserve at December 31, 1999 and 1998.

At December 31, contractholder funds consists of the following:


                                               1999         1998
                                               ----         ----
Interest-sensitive life                    $  173,867   $  178,589
Fixed annuities:
     Immediate annuities                       78,197       77,291
     Deferred annuities                     1,619,869    1,747,242
                                           ----------   ----------
     Total contractholder funds            $1,871,933   $2,003,122
                                           ==========   ==========


Contractholder funds are equal to deposits received net of commissions and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. Interest rates credited range from 4.0% to 7.2% for interest-sensitive life contracts; 3.5% to 10.2% for immediate annuities and 3.4% to 8.0% for deferred annuities. Withdrawal and surrender charge protection includes: i) for interest- sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and, ii) for deferred annuities not subject to a market value adjustment, either a declining or a level percentage charge generally over nine years or less. Approximately 25% of deferred annuities are subject to a market value adjustment.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)

8.   CORPORATION RESTRUCTURING

On November 10, 1999, the Corporation announced a series of strategic initiatives to aggressively expand its selling and service capabilities. The Corporation also announced that it is implementing a program to reduce expenses by approximately $600 million. The reduction will result in the elimination of approximately 4,000 current non-agent positions, across all employment grades and categories by the end of 2000, or approximately 10% of the Corporation's non-agent work force. The impact of the reduction in employee positions is not expected to materially impact the results of operations of the Company.

These cost reductions are part of a larger initiative to redeploy the cost savings to finance new initiatives including investments in direct access and internet channels for new sales and service capabilities, new competitive pricing and underwriting techniques, new agent and claim technology and enhanced marketing and advertising. As a result of the cost reduction program, the Corporation recorded restructuring and related charges of $81 million pretax during the fourth quarter of 1999. The Corporation anticipates that additional pretax restructuring related charges of approximately $100 million will be expensed as incurred throughout 2000. The Company's allocable share of these expenses were immaterial in 1999 and are expected to be immaterial in 2000.

9.    INCOME TAXES

The Company joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

Prior to June 30, 1995, the Corporation was a subsidiary of Sears Roebuck & Co. ("Sears") and, with its eligible domestic subsidiaries, was included in the Sears consolidated federal income tax return and federal income tax allocation agreement. Effective June 30, 1995, the Corporation and Sears entered into a new tax sharing agreement, which governs their respective rights and obligations with respect to federal income taxes for all periods during which the Corporation was a subsidiary of Sears, including the treatment of audits of tax returns for such periods.

The Internal Revenue Service ("IRS") has completed its review of the Allstate Group's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)

The components of the deferred income tax assets and liabilities at December 31, are as follows:


                                                      1999       1998
                                                      ----       ----
DEFERRED ASSETS
Unrealized net capital losses                       $   772    $    --
                                                    -------    -------
     Total deferred assets                              772         --

DEFERRED LIABILITIES
Difference in tax bases of investments               (1,518)    (1,503)
Unrealized net capital gains                             --     (1,813)
                                                    -------    -------
     Total deferred liabilities                      (1,518)    (3,316)
                                                    -------    -------
         Net deferred liability                     $  (746)   $(3,316)
                                                    =======    =======


The components of income tax expense for the year ended December 31, are as follows:


                                             1999      1998      1997
                                             ----      ----      ----
Current                                    $ 2,249   $ 1,797   $ 1,843
Deferred                                        15       198       (87)
                                           -------   -------   -------
    Total income tax expense               $ 2,264   $ 1,995   $ 1,756
                                           =======   =======   =======


The Company paid income taxes of $1,908, $129 and $2,236 in 1999, 1998 and 1997, respectively.

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:


                                            1999     1998      1997
                                            ----     ----      ----
Statutory federal income tax rate           35.0%    35.0%     35.0%
Tax-exempt income                           (0.1)    (0.2)     (0.4)
Other                                       (0.2)     0.2        --
                                           -----    -----     -----
Effective income tax rate                   34.7%    35.0%     34.6%
                                           =====    =====     =====


Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 1999, approximately $16, will result in federal income taxes payable of $6 if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since the Tax Reform Act of 1984.

10.   STATUTORY FINANCIAL INFORMATION

The Company's statutory capital and surplus was $83,746 and $68,883 at December 31, 1999 and 1998, respectively. The Company's statutory net income was $4,840, $3,518 and $2,908 for the years ended December 31, 1999, 1998 and 1997, respectively.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)

PERMITTED STATUTORY ACCOUNTING PRACTICES
The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not follow any permitted statutory accounting practices that have a significant impact on statutory surplus or statutory net income.

The NAIC's codification initiative has produced a comprehensive guide of statutory accounting principles, which the Company will implement in January 2001. The Company's state of domicile, Arizona, has passed legislation revising various statutory accounting requirements to conform to codification. These requirements are not expected to have a material impact on the statutory surplus of the Company.

DIVIDENDS
The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by the Company without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that the Company can distribute during 2000 without prior approval of the Arizona Department of Insurance is $4,840.

RISKED-BASED CAPITAL
The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks. At December 31, 1999, RBC for the Company was significantly above levels that would require regulatory action.

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ in thousands)

11.   OTHER COMPREHENSIVE INCOME

The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:


                                            1999                           1998                          1997
                                --------------------------      ----------------------------    -----------------------------
                                                     After-                           After-                          After-
                                PRETAX     TAX       TAX        PRETAX      TAX        TAX      PRETAX       TAX       TAX
                               -------   -------   -------      -------   -------    -------    -------    -------    -------
UNREALIZED CAPITAL GAINS
 AND LOSSES:
--------------------------------
Unrealized holding (losses)
   gains arising during
   the period                 $(6,877)   $ 2,407    $(4,470)   $ 1,271    $  (445)   $   826    $ 1,862   $  (652)   $ 1,210
Less:  reclassification
   adjustments                    510       (178)       332          2         (1)         1        (70)       24        (46)
                              -------    -------    -------    -------    -------    -------    -------   -------    -------
Unrealized net capital
   (losses) gains              (7,387)     2,585     (4,802)     1,269       (444)       825      1,932      (676)     1,256
                              -------    -------    -------    -------    -------    -------    -------   -------    -------
Other comprehensive
   (loss) income              $(7,387)   $ 2,585    $(4,802)   $ 1,269    $  (444)   $   825    $ 1,932   $  (676)   $ 1,256
                              =======    =======    =======    =======    =======    =======    =======   =======    =======



12.  COMMITMENTS AND CONTINGENT LIABILITIES

REGULATION AND LEGAL PROCEEDINGS
The Company's business is subject to the effects of a changing social, economic and regulatory environment. Public and regulatory initiatives have varied and have included employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and proposed legislation to prohibit the use of gender in determining insurance rates and benefits. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

From time to time the Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

GUARANTY FUNDS
Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. The Company's expenses related to these funds have been immaterial. These expenses are ceded to ALIC under reinsurance agreements.

MARKETING AND COMPLIANCE ISSUES
Companies operating in the insurance and financial services markets have come under the scrutiny of regulators with respect to market conduct and compliance issues. Under certain circumstances, companies have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company monitors its sales materials and

                        NORTHBROOK LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)

enforces compliance procedures to mitigate any exposure to potential litigation. The Company is a member of the Insurance Marketplace Standards Association, an organization which advocates ethical market conduct.

                        NORTHBROOK LIFE INSURANCE COMPANY
                            SCHEDULE IV--REINSURANCE
                                ($ IN THOUSANDS)


                                                   GROSS                              NET
YEAR ENDED DECEMBER 31, 1999                       AMOUNT            CEDED            AMOUNT
----------------------------                       ------            -----            ------
Life insurance in force                          $ 474,824        $ 474,824           $     -
                                                 =========        =========           =======

Premiums and contract charges:
         Life and annuities                      $ 121,351        $ 121,351           $     -
                                                 =========        =========           =======

                                                   GROSS                                NET
YEAR ENDED DECEMBER 31, 1998                       AMOUNT            CEDED            AMOUNT
----------------------------                       ------            -----            ------


Life insurance in force                          $ 494,256         $494,256           $     -
                                                 ==========        ========           =======
Premiums and contract charges:
         Life and annuities                      $ 104,746        $ 104,746           $     -
                                                 =========        =========           =======

                                                  GROSS                                 NET
YEAR ENDED DECEMBER 31, 1997                      AMOUNT             CEDED            AMOUNT
----------------------------                      ------             -----            ------

Life insurance in force                          $ 515,890         $515,890           $     -
                                                 =========         ========           =======
Premiums and contract charges:
         Life and annuities                      $  85,538         $ 85,538           $     -
                                                 =========         ========           =======


                               -------------------------------------------------
                               NORTHBROOK VARIABLE ANNUITY ACCOUNT II
                               FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999
                               AND FOR THE PERIODS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998, AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Northbrook Life Insurance Company:

We have audited the accompanying statement of net assets of Northbrook Variable Annuity Account II as of December 31, 1999 (including the assets of each of the individual sub-accounts which comprise the Account as disclosed in Note 1), and the related statements of operations for the period then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1999 by correspondence with the account custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Northbrook Variable Annuity Account II as of December 31, 1999 (including the assets of each of the individual sub-accounts which comprise the Account), and the results of operations for each of the individual sub-accounts for the period then ended and the changes in their net assets for each of the periods in the two year period then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP


Chicago, Illinois
March 27, 2000

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF NET ASSETS
DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------------

      ASSETS
      Allocation to Sub-Accounts investing in the Morgan Stanley Dean Witter Variable Investment Series:
           Money Market, 399,687,085 shares (cost $399,687,085)                                     $ 399,687,085
           Quality Income Plus, 41,997,297 shares (cost $446,990,830)                                 414,093,354
           Short-term Bond, 317,419 shares (cost $3,155,163)                                            3,136,095
           High Yield, 59,754,185 shares (cost $345,269,007)                                          258,735,614
           Utilities, 23,208,039 shares (cost $363,178,521)                                           531,464,073
           Income Builder, 6,835,266 shares (cost $78,259,417)                                         78,195,436
           Dividend Growth, 103,340,027 shares (cost $1,935,635,044)                                1,893,189,362
           Aggressive Equity, 2,583,544 shares (cost $31,052,866)                                      37,642,241
           Capital Growth, 6,653,311 shares (cost $111,603,872)                                       157,855,670
           Global Dividend Growth, 32,940,470 shares (cost $415,892,581)                              475,660,390
           European Growth, 17,029,397 shares (cost $373,802,190)                                     535,915,110
           Pacific Growth, 12,523,323 shares (cost $90,737,991)                                       106,197,769
           Equity, 35,605,525 shares (cost $1,143,964,322)                                          1,918,425,656
           S&P 500 Index, 13,203,522 shares (cost $152,388,943)                                       177,323,303
           Competitive Edge, "Best Ideas", 4,808,606 shares (cost $47,697,008)                         59,482,451
           Strategist, 34,150,688 shares (cost $483,599,787)                                          652,278,152


      Allocation to Sub-Accounts investing in the Morgan Stanley Dean Witter Universal Funds, Inc.:
           Equity Growth, 3,599,965 shares (cost $58,801,975)                                          73,115,278
           U.S. Real Estate, 575,145 shares (cost $5,616,194)                                           5,239,570
           International Magnum, 817,294 shares (cost $10,124,267)                                     11,352,212
           Emerging Markets Equity, 1,571,876 shares (cost $16,495,581)                                21,754,769

      Allocation to Sub-Accounts investing in the Van Kampen Life Investment Trust:
           Emerging Growth, 2,816,146 shares (cost $82,270,389)                                       130,190,408
                                                                                                ------------------

               Total Assets                                                                         7,940,933,998

      LIABILITIES
      Payable to Northbrook Life Insurance Company:
           Accrued contract maintenance charges                                                         1,585,863
                                                                                                ------------------

               Net Assets                                                                          $7,939,348,135
                                                                                                ==================


See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------

                                                             Morgan Stanley Dean Witter Variable Investment Series Sub-Accounts
                                                      ------------------------------------------------------------------------------


                                                                           For the Period Ended December 31, 1999
                                                      ------------------------------------------------------------------------------
                                                                         Quality
                                                          Money           Income        Short-term         High
                                                         Market            Plus          Bond (a)          Yield         Utilities
                                                      -------------   --------------   ------------   --------------   -------------
  INVESTMENT INCOME
  Dividends                                            $18,792,485      $29,581,022       $ 57,480      $43,293,002     $23,117,286
  Charges from Northbrook Life Insurance Company:
      Mortality and expense risk                        (5,174,278)      (5,889,185)       (16,208)      (4,018,180)     (6,616,560)
      Administrative expense                              (397,391)        (458,506)        (1,199)        (307,202)       (514,744)
                                                      -------------   --------------   ------------   --------------   -------------

      Net investment income (loss)                      13,220,816       23,233,331         40,073       38,967,620      15,985,982
                                                      -------------   --------------   ------------   --------------   -------------


  REALIZED AND UNREALIZED GAINS
      (LOSSES) ON INVESTMENTS
  Realized gains (losses) from sales of investments:
      Proceeds from sales                              450,473,606       91,452,155      2,359,119      120,337,868      77,317,835
      Cost of investments sold                         450,473,606       93,902,304      2,359,900      151,639,171      53,406,420
                                                      -------------   --------------   ------------   --------------   -------------

      Net realized gains (losses)                                -       (2,450,149)          (781)     (31,301,303)     23,911,415
                                                      -------------   --------------   ------------   --------------   -------------

  Change in unrealized gains (losses)                            -      (47,274,110)       (19,068)     (15,834,237)     14,087,560
                                                      -------------   --------------   ------------   --------------   -------------

      Net gains (losses) on investments                          -      (49,724,259)       (19,849)     (47,135,540)     37,998,975
                                                      -------------   --------------   ------------   --------------   -------------


  CHANGE IN NET ASSETS
      RESULTING FROM OPERATIONS                        $13,220,816     $(26,490,928)    $   20,224     $ (8,167,920)    $53,984,957
                                                      =============   ==============   ============   ==============   =============



  (a) For the Period Beginning May 3, 1999 and Ending December 31, 1999


  See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------

                                                            Morgan Stanley Dean Witter Variable Investment Series Sub-Accounts
                                                      ------------------------------------------------------------------------------


                                                                         For the Period Ended December 31, 1999
                                                      ------------------------------------------------------------------------------

                                                                                                                           Global
                                                         Income          Dividend       Aggressive        Capital         Dividend
                                                         Builder          Growth        Equity (a)        Growth           Growth
                                                      -------------   --------------   ------------   --------------   -------------
  INVESTMENT INCOME
  Dividends                                             $5,656,529    $ 344,715,375        $ 8,016      $16,465,625     $42,276,039
  Charges from Northbrook Life Insurance Company:
      Mortality and expense risk                        (1,074,813)     (27,635,413)       (90,882)      (1,704,240)     (5,962,699)
      Administrative expense                               (80,797)      (2,120,551)        (6,625)        (131,437)       (459,161)
                                                      -------------   --------------   ------------   --------------   -------------

      Net investment income (loss)                       4,500,919      314,959,411        (89,491)      14,629,948      35,854,179
                                                      -------------   --------------   ------------   --------------   -------------


  REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
  Realized gains (losses) from sales of investments:
      Proceeds from sales                               22,078,410      271,852,893      9,380,824       25,783,061      67,497,277
      Cost of investments sold                          21,966,313      143,156,159      8,818,400       20,761,201      58,495,694
                                                      -------------   --------------   ------------   --------------   -------------

      Net realized gains (losses)                          112,097      128,696,734        562,424        5,021,860       9,001,583
                                                      -------------   --------------   ------------   --------------   -------------

  Change in unrealized gains (losses)                     (428,270)    (523,069,735)     6,589,375       18,225,024      11,267,752
                                                      -------------   --------------   ------------   --------------   -------------

      Net gains (losses) on investments                   (316,173)    (394,373,001)     7,151,799       23,246,884      20,269,335
                                                      -------------   --------------   ------------   --------------   -------------


  CHANGE IN NET ASSETS
      RESULTING FROM OPERATIONS                         $4,184,746    $ (79,413,590)    $7,062,308      $37,876,832     $56,123,514
                                                      =============   ==============   ============   ==============   =============



  (a) For the Period Beginning May 3, 1999 and Ended December 31, 1999


  See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------------------------------------------

                                                          Morgan Stanley Dean Witter Variable Investment Series Sub-Accounts
                                                     ----------------------------------------------------------------------------

                                                                      For the Period Ended December 31, 1999
                                                     ----------------------------------------------------------------------------
                                                                                                                    Competitive
                                                        European        Pacific                         S&P 500         Edge
                                                         Growth         Growth          Equity           Index       "Best Ideas"
                                                     --------------  -------------  ---------------  -------------  -------------
  INVESTMENT INCOME
  Dividends                                           $ 46,726,748      $ 708,269    $ 162,022,502      $ 505,872      $ 256,310
  Charges from Northbrook Life Insurance Company:
      Mortality and expense risk                        (6,021,308)      (942,881)     (17,504,413)    (1,480,933)      (571,765)
      Administrative expense                              (462,358)       (72,239)      (1,335,632)      (110,039)       (42,508)
                                                     --------------  -------------  ---------------  -------------  -------------

      Net investment income (loss)                      40,243,082       (306,851)     143,182,457     (1,085,100)      (357,963)
                                                     --------------  -------------  ---------------  -------------  -------------


  REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
  Realized gains (losses) from sales of investments:
      Proceeds from sales                              166,759,231    204,696,580       71,908,669     10,680,473      8,151,769
      Cost of investments sold                         134,216,170    199,030,079       51,120,136      9,714,922      7,482,882
                                                     --------------  -------------  ---------------  -------------  -------------

      Net realized gains (losses)                       32,543,061      5,666,501       20,788,533        965,551        668,887
                                                     --------------  -------------  ---------------  -------------  -------------

  Change in unrealized gains (losses)                   43,557,813     34,854,630      497,325,723     20,320,510     10,507,911
                                                     --------------  -------------  ---------------  -------------  -------------

      Net gains (losses) on investments                 76,100,874     40,521,131      518,114,256     21,286,061     11,176,798
                                                     --------------  -------------  ---------------  -------------  -------------


  CHANGE IN NET ASSETS
      RESULTING FROM OPERATIONS                       $116,343,956    $40,214,280    $ 661,296,713    $20,200,961    $10,818,835
                                                     ==============  =============  ===============  =============  =============


  See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------

                                                      Morgan Stanley Dean Witter
                                                         Variable Investment               Morgan Stanley Dean Witter
                                                         Series Sub-Accounts           Universal Funds, Inc. Sub-Accounts
                                                     ---------------------------  -------------------------------------------

                                                                    For the Period Ended December 31, 1999
                                                     ------------------------------------------------------------------------

                                                                       Capital       Equity        U.S. Real   International
                                                      Strategist    Appreciation     Growth         Estate        Magnum
                                                     -------------  ------------  -------------  ------------  -------------
  INVESTMENT INCOME
  Dividends                                           $13,525,693     $ 431,345     $2,304,285     $ 268,634       $ 98,917
  Charges from Northbrook Life Insurance Company:
      Mortality and expense risk                       (7,823,773)      (93,215)      (554,937)      (55,126)       (80,070)
      Administrative expense                             (602,540)       (7,030)       (40,931)       (4,034)        (5,870)
                                                     -------------  ------------  -------------  ------------  -------------

      Net investment income (loss)                      5,099,380       331,100      1,708,417       209,474         12,977
                                                     -------------  ------------  -------------  ------------  -------------


  REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
  Realized gains (losses) from sales of investments:
      Proceeds from sales                              65,492,020    36,005,812      5,611,630     3,634,072      9,573,057
      Cost of investments sold                         50,460,560    35,960,809      4,973,147     3,714,989      9,327,204
                                                     -------------  ------------  -------------  ------------  -------------

      Net realized gains (losses)                      15,031,460        45,003        638,483       (80,917)       245,853
                                                     -------------  ------------  -------------  ------------  -------------

  Change in unrealized gains (losses)                  68,404,657     1,824,853     12,913,775      (365,102)     1,391,382
                                                     -------------  ------------  -------------  ------------  -------------

      Net gains (losses) on investments                83,436,117     1,869,856     13,552,258      (446,019)     1,637,235
                                                     -------------  ------------  -------------  ------------  -------------


  CHANGE IN NET ASSETS
      RESULTING FROM OPERATIONS                       $88,535,497    $2,200,956    $15,260,675    $ (236,545)   $ 1,650,212
                                                     =============  ============  =============  ============  =============


  See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------

                                                                    Morgan Stanley           Van Kampen
                                                                      Dean Witter               Life
                                                                    Universal Funds          Investment
                                                                   Inc. Sub-Accounts      Trust Sub-Account
                                                                  -------------------    -------------------

                                                                    For the Period Ended December 31, 1999
                                                                  ------------------------------------------

                                                                      Emerging
                                                                       Markets                Emerging
                                                                        Equity                 Growth
                                                                  -------------------    -------------------
  INVESTMENT INCOME
  Dividends                                                        $           1,768      $               -
  Charges from Northbrook Life Insurance Company:
      Mortality and expense risk                                            (116,835)              (600,044)
      Administrative expense                                                  (8,607)               (43,889)
                                                                  -------------------    -------------------

      Net investment income (loss)                                          (123,674)              (643,933)
                                                                  -------------------    -------------------


  REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
  Realized gains (losses) from sales of investments:
      Proceeds from sales                                                 24,519,251              8,038,290
      Cost of investments sold                                            22,217,514              6,791,472
                                                                  -------------------    -------------------

      Net realized gains (losses)                                          2,301,737              1,246,818
                                                                  -------------------    -------------------

  Change in unrealized gains (losses)                                      5,429,367             46,420,306
                                                                  -------------------    -------------------

      Net gains (losses) on investments                                    7,731,104             47,667,124
                                                                  -------------------    -------------------


  CHANGE IN NET ASSETS
      RESULTING FROM OPERATIONS                                    $       7,607,430      $      47,023,191
                                                                  ===================    ===================


  See notes to financial statements.

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                         Morgan Stanley Dean Witter Variable Investment Series Sub-Accounts
                                                    -----------------------------------------------------------------------------


                                                                Money                        Quality Income           Short-term
                                                                Market                            Plus                   Bond
                                                    ------------------------------   ------------------------------  ------------

                                                         1999            1998             1999            1998         1999 (a)
                                                    --------------  --------------   --------------  --------------  ------------
  FROM OPERATIONS
  Net investment income (loss)                       $ 13,220,816    $ 12,548,671     $ 23,233,331    $ 21,956,967    $   40,073
  Net realized gains (losses)                                   -               -       (2,450,149)        882,678          (781)
  Change in unrealized gains (losses)                           -               -      (47,274,110)      7,935,179       (19,068)
                                                    --------------  --------------   --------------  --------------  ------------


  Change in net assets resulting from operations       13,220,816      12,548,671      (26,490,928)     30,774,824        20,224
                                                    --------------  --------------   --------------  --------------  ------------

  FROM CAPITAL TRANSACTIONS
  Deposits                                             75,959,488     129,304,408       29,984,131      61,783,024       930,037
  Benefit payments                                    (12,372,372)    (10,995,208)      (7,891,742)     (7,284,535)            -
  Payments on termination                            (112,272,629)    (87,146,553)     (52,572,327)    (51,273,025)     (114,564)
  Contract maintenance charges                           (128,006)       (141,332)        (161,057)       (198,787)         (754)
  Transfers among the sub-accounts
       and with the Fixed Account - net                34,266,127      56,130,115      (24,709,758)     38,983,496     2,300,526
                                                    --------------  --------------   --------------  --------------  ------------

  Change in net assets resulting
       from capital transactions                      (14,547,392)     87,151,430      (55,350,753)     42,010,173     3,115,245
                                                    --------------  --------------   --------------  --------------  ------------

  INCREASE (DECREASE) IN NET ASSETS                    (1,326,576)     99,700,101      (81,841,681)     72,784,997     3,135,469

  NET ASSETS AT BEGINNING OF PERIOD                   400,933,840     301,233,739      495,852,338     423,067,341             -
                                                    --------------  --------------   --------------  --------------  ------------

  NET ASSETS AT END OF PERIOD                        $399,607,264    $400,933,840     $414,010,657    $495,852,338    $3,135,469
                                                    ==============  ==============   ==============  ==============  ============


  (a) For the Period Beginning May 3, 1999 and Ended December 31, 1999


  See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                     Morgan Stanley Dean Witter Variable Investment Series Sub-Accounts
                                        --------------------------------------------------------------------------------------------

                                                    High                                                          Income
                                                    Yield                         Utilities                       Builder
                                        ------------------------------  ------------------------------  ----------------------------

                                            1999            1998            1999            1998            1999           1998
                                        --------------  --------------  --------------  --------------  -------------  -------------
  FROM OPERATIONS
  Net investment income (loss)           $ 38,967,620    $ 38,496,771    $ 15,985,982    $ 28,487,796    $ 4,500,919    $ 3,508,026
  Net realized gains (losses)             (31,301,303)     (9,716,192)     23,911,415      19,386,662        112,097       (141,151)
  Change in unrealized gains (losses)     (15,834,237)    (58,494,693)     14,087,560      41,968,561       (428,270)    (3,233,777)
                                        --------------  --------------  --------------  --------------  -------------  -------------


  Change in net assets resulting from
       operations                          (8,167,920)    (29,714,114)     53,984,957      89,843,019      4,184,746        133,098
                                        --------------  --------------  --------------  --------------  -------------  -------------

  FROM CAPITAL TRANSACTIONS
  Deposits                                 26,101,041      89,840,399      39,072,264      58,090,579      7,989,151     34,230,388
  Benefit payments                         (4,009,045)     (6,104,964)     (8,484,832)     (7,223,282)    (1,104,145)      (920,343)
  Payments on termination                 (35,111,312)    (37,590,732)    (50,808,054)    (56,602,582)    (5,408,027)    (5,562,637)
  Contract maintenance charges               (104,889)       (129,431)       (201,221)       (207,332)       (31,269)       (31,038)
  Transfers among the sub-accounts
       and with the Fixed Account - net   (57,088,792)    (15,774,631)    (10,204,178)     14,560,699    (11,305,739)     3,007,479
                                        --------------  --------------  --------------  --------------  -------------  -------------

  Change in net assets resulting
       from capital transactions          (70,212,997)     30,240,641     (30,626,021)      8,618,082     (9,860,029)    30,723,849
                                        --------------  --------------  --------------  --------------  -------------  -------------

  INCREASE (DECREASE) IN NET ASSETS       (78,380,917)        526,527      23,358,936      98,461,101     (5,675,283)    30,856,947

  NET ASSETS AT BEGINNING OF PERIOD       337,064,860     336,538,333     507,998,999     409,537,898     83,855,103     52,998,156
                                        --------------  --------------  --------------  --------------  -------------  -------------

  NET ASSETS AT END OF PERIOD            $258,683,943    $337,064,860    $531,357,935    $507,998,999    $78,179,820    $83,855,103
                                        ==============  ==============  ==============  ==============  =============  =============


  See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------
                                                         Morgan Stanley Dean Witter Variable Investment Series Sub-Accounts
                                                ---------------------------------------------------------------------------------


                                                             Dividend                 Aggressive             Capital
                                                              Growth                    Equity                Growth
                                                ----------------------------------  -------------  ------------------------------

                                                      1999              1998           1999 (a)         1999            1998
                                                ----------------  ----------------  -------------  --------------  --------------
  FROM OPERATIONS
  Net investment income (loss)                   $  314,959,411    $  182,347,531    $   (89,491)   $ 14,629,948    $  7,626,924
  Net realized gains (losses)                       128,696,734        50,981,189        562,424       5,021,860       4,423,808
  Change in unrealized gains (losses)              (523,069,735)      (11,845,338)     6,589,375      18,225,024       6,984,723
                                                ----------------  ----------------  -------------  --------------  --------------


  Change in net assets resulting from
      operations                                    (79,413,590)      221,483,382      7,062,308      37,876,832      19,035,455
                                                ----------------  ----------------  -------------  --------------  --------------

  FROM CAPITAL TRANSACTIONS
  Deposits                                          188,251,624       365,505,119     12,119,932       9,505,220      17,877,989
  Benefit payments                                  (22,608,692)      (20,959,842)        (8,280)     (1,116,070)       (964,822)
  Payments on termination                          (178,336,682)     (208,789,814)      (180,619)    (12,938,058)    (15,020,571)
  Contract maintenance charges                         (827,903)         (877,968)        (8,488)        (54,380)        (50,900)
  Transfers among the sub-accounts
      and with the Fixed Account - net             (100,954,098)      (16,303,049)    18,649,870      (3,891,813)    (10,068,182)
                                                ----------------  ----------------  -------------  --------------  --------------

  Change in net assets resulting
      from capital transactions                    (114,475,751)      118,574,446     30,572,415      (8,495,101)     (8,226,486)
                                                ----------------  ----------------  -------------  --------------  --------------

  INCREASE (DECREASE) IN NET ASSETS                (193,889,341)      340,057,828     37,634,723      29,381,731      10,808,969

  NET ASSETS AT BEGINNING OF PERIOD               2,086,700,619     1,746,642,791              -     128,442,414     117,633,445
                                                ----------------  ----------------  -------------  --------------  --------------

  NET ASSETS AT END OF PERIOD                    $1,892,811,278    $2,086,700,619    $37,634,723    $157,824,145    $128,442,414
                                                ================  ================  =============  ==============  ==============


  (a) For the Period Beginning May 3, 1999 and Ended December 31, 1999


 See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Dean Witter Variable Investment Series Sub-Accounts
                                  -------------------------------------------------------------------------------------------------


                                          Global Dividend                      European                          Pacific
                                              Growth                            Growth                            Growth
                                  -------------------------------  --------------------------------  ------------------------------

                                       1999            1998             1999             1998             1999             1998
                                  --------------  ---------------  ---------------  ---------------  ---------------  -------------
FROM OPERATIONS
Net investment income (loss)       $ 35,854,179    $  50,158,952     $ 40,243,082     $ 26,853,320       $ (306,851)    $1,965,499
Net realized gains (losses)           9,001,583        9,838,298       32,543,061       24,492,627        5,666,501    (23,716,625)
Change in unrealized gains (losses)  11,267,752      (15,619,557)      43,557,813       25,369,951       34,854,630     14,937,413
                                  --------------  ---------------  ---------------  ---------------  ---------------  -------------


Change in net assets resulting
  from operations                    56,123,514       44,377,693      116,343,956       76,715,898       40,214,280     (6,813,713)
                                  --------------  ---------------  ---------------  ---------------  ---------------  -------------

FROM CAPITAL TRANSACTIONS
Deposits                             24,612,447       54,785,412       33,605,981       77,755,711       12,935,903      5,413,539
Benefit payments                     (5,520,386)      (4,782,958)      (3,672,213)      (4,657,657)        (522,120)      (480,704)
Payments on termination             (36,599,848)     (45,079,876)     (44,372,248)     (44,010,271)      (5,927,181)    (5,342,736)
Contract maintenance charges           (198,686)        (209,379)        (186,281)        (196,986)         (41,208)       (24,050)
Transfers among the sub-accounts
  and with the Fixed Account - net  (16,822,685)     (45,403,643)     (38,047,377)       8,524,933       12,162,641     (7,740,250)
                                  --------------  ---------------  ---------------  ---------------  ---------------  -------------

Change in net assets resulting
     from capital transactions      (34,529,158)     (40,690,444)     (52,672,138)      37,415,730       18,608,035     (8,174,201)
                                  --------------  ---------------  ---------------  ---------------  ---------------  -------------

INCREASE (DECREASE) IN NET ASSETS    21,594,356        3,687,249       63,671,818      114,131,628       58,822,315    (14,987,914)

NET ASSETS AT BEGINNING OF PERIOD   453,971,041      450,283,792      472,136,266      358,004,638       47,354,245     62,342,159
                                  --------------  ---------------  ---------------  ---------------  ---------------  -------------

NET ASSETS AT END OF PERIOD        $475,565,397    $ 453,971,041    $ 535,808,084    $ 472,136,266    $ 106,176,560    $47,354,245
                                  ==============  ===============  ===============  ===============  ===============  =============


See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                 Morgan Stanley Dean Witter Variable Investment Series Sub-Accounts
                                     -----------------------------------------------------------------------------------------------


                                                                                    S&P 500                  Competitive Edge
                                                   Equity                            Index                     "Best Ideas"
                                     ----------------------------------  -----------------------------  ----------------------------

                                           1999              1998             1999          1998 (b)        1999         1998 (b)
                                     ----------------  ----------------  --------------  -------------  -------------  -------------
FROM OPERATIONS
Net investment income (loss)          $  143,182,457    $   97,599,586    $ (1,085,100)   $  (170,910)   $  (357,963)   $  (214,440)
Net realized gains (losses)               20,788,533        21,891,916         965,551        (34,337)       668,887       (346,888)
Change in unrealized gains (losses)      497,325,723       101,407,443      20,320,510      4,613,850     10,507,911      1,277,534
                                     ----------------  ----------------  --------------  -------------  -------------  -------------


Change in net assets resulting from
    operations                           661,296,713       220,898,945      20,200,961      4,408,603     10,818,835        716,206
                                     ----------------  ----------------  --------------  -------------  -------------  -------------

FROM CAPITAL TRANSACTIONS
Deposits                                 167,149,976       172,405,792      62,363,357     20,590,308     14,308,748     19,126,765
Benefit payments                         (11,678,201)       (8,143,648)       (364,932)       (59,990)      (385,715)      (167,624)
Payments on termination                 (109,621,629)      (87,506,544)     (6,958,805)      (592,621)    (3,208,126)      (422,743)
Contract maintenance charges                (626,104)         (380,694)        (52,042)       (11,823)       (20,818)       (10,074)
Transfers among the sub-accounts
    and with the Fixed Account - net     173,235,007         4,499,209      55,622,169     22,142,705      2,656,267     16,058,851
                                     ----------------  ----------------  --------------  -------------  -------------  -------------

Change in net assets resulting
    from capital transactions            218,459,049        80,874,115     110,609,747     42,068,579     13,350,356     34,585,175
                                     ----------------  ----------------  --------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS        879,755,762       301,773,060     130,810,708     46,477,182     24,169,191     35,301,381

NET ASSETS AT BEGINNING OF PERIOD      1,038,286,770       736,513,710      46,477,182              -     35,301,381              -
                                     ----------------  ----------------  --------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD           $1,918,042,532    $1,038,286,770    $177,287,890    $46,477,182    $59,470,572    $35,301,381
                                     ================  ================  ==============  =============  =============  =============


(b) For the Period Beginning May 18, 1998 and Ended December 31, 1998


See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Morgan Stanley Dean Witter
                                               Morgan Stanley Dean Witter Variable Investment             Universal Funds, Inc.
                                                             Series Sub-Accounts                               Sub-Accounts
                                         ------------------------------------------------------------  -----------------------------


                                                                                   Capital                        Equity
                                                   Strategist                    Appreciation                     Growth
                                         ------------------------------  ----------------------------  ----------------------------

                                                1999           1998            1999           1998            1999        1998 (c)
                                         --------------  --------------  -------------  -------------  -------------  -------------
FROM OPERATIONS
Net investment income (loss)              $  5,099,380    $ 49,765,425    $   331,100    $  (251,058)   $ 1,708,417    $   (78,711)
Net realized gains (losses)                 15,031,460       9,013,062         45,003        (47,279)       638,483       (211,792)
Change in unrealized gains (losses)         68,404,657      48,207,735      1,824,853     (2,968,573)    12,913,775      1,399,530
                                         --------------  --------------  -------------  -------------  -------------  -------------


Change in net assets resulting from
     operations                             88,535,497     106,986,222      2,200,956     (3,266,910)    15,260,675      1,109,027
                                         --------------  --------------  -------------  -------------  -------------  -------------

FROM CAPITAL TRANSACTIONS
Deposits                                    53,336,082      73,192,883      1,292,309     12,585,227     18,427,169     21,346,469
Benefit payments                            (7,657,772)     (6,681,194)       (57,970)      (277,813)      (284,465)      (354,060)
Payments on termination                    (54,083,482)    (53,776,482)      (647,504)    (2,046,795)    (3,119,435)      (593,813)
Contract maintenance charges                  (236,109)       (220,828)         3,365        (12,735)       (21,923)        (6,896)
Transfers among the sub-accounts
     and with the Fixed Account - net       15,905,456      13,210,961    (34,073,925)    (6,495,400)    17,161,540      4,176,388
                                         --------------  --------------  -------------  -------------  -------------  -------------

Change in net assets resulting
     from capital transactions               7,264,175      25,725,340    (33,483,725)     3,752,484     32,162,886     24,568,088
                                         --------------  --------------  -------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS           95,799,672     132,711,562    (31,282,769)       485,574     47,423,561     25,677,115

NET ASSETS AT BEGINNING OF PERIOD          556,348,215     423,636,653     31,282,769     30,797,195     25,677,115              -
                                         --------------  --------------  -------------  -------------  -------------  -------------

NET ASSETS AT END OF PERIOD               $652,147,887    $556,348,215    $         -    $31,282,769    $73,100,676    $25,677,115
                                         ==============  ==============  =============  =============  =============  =============


(c) For the Period Beginning March 16, 1998 and Ended December 31, 1998


See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                           Morgan Stanley Dean Witter Universal Funds, Inc. Sub-Accounts
                                                ------------------------------------------------------------------------------------

                                                                                                              Emerging Markets
                                                     U.S. Real Estate          International Magnum                Equity
                                                --------------------------  ---------------------------  ---------------------------

                                                    1999        1998 (b)        1999         1998 (c)         1999        1998 (c)
                                                ------------  ------------  -------------  ------------  -------------  ------------
FROM OPERATIONS
Net investment income (loss)                     $  209,474    $   43,330    $    12,977    $   (6,800)   $  (123,674)   $   (2,522)
Net realized gains (losses)                         (80,917)      (29,879)       245,853       (74,905)     2,301,737       (66,221)
Change in unrealized gains (losses)                (365,102)      (56,788)     1,391,382      (175,857)     5,429,367      (177,275)
                                                ------------  ------------  -------------  ------------  -------------  ------------


Change in net assets resulting from operations     (236,545)      (43,337)     1,650,212      (257,562)     7,607,430      (246,018)
                                                ------------  ------------  -------------  ------------  -------------  ------------

FROM CAPITAL TRANSACTIONS
Deposits                                          2,256,539     1,559,058      4,195,250     2,610,252      5,860,089     1,113,998
Benefit payments                                    (18,349)            -        (11,957)      (11,092)        (4,713)            -
Payments on termination                            (219,432)      (35,109)      (236,057)     (167,597)      (593,151)       (6,515)
Contract maintenance charges                         (1,904)         (537)        (3,349)       (1,018)        (6,183)         (407)
Transfers among the sub-accounts
     and with the Fixed Account - net             1,478,675       499,465      2,293,294     1,289,569      7,427,993       597,902
                                                ------------  ------------  -------------  ------------  -------------  ------------

Change in net assets resulting
     from capital transactions                    3,495,529     2,022,877      6,237,181     3,720,114     12,684,035     1,704,978
                                                ------------  ------------  -------------  ------------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS                 3,258,984     1,979,540      7,887,393     3,462,552     20,291,465     1,458,960

NET ASSETS AT BEGINNING OF PERIOD                 1,979,540             -      3,462,552             -      1,458,960             -
                                                ------------  ------------  -------------  ------------  -------------  ------------

NET ASSETS AT END OF PERIOD                      $5,238,524    $1,979,540    $11,349,945    $3,462,552    $21,750,425    $1,458,960
                                                ============  ============  =============  ============  =============  ============


(b) For the Period Beginning May 18, 1998 and Ended December 31, 1998
(c) For the Period Beginning March 16, 1998 and Ended December 31, 1998


See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF CHANGES IN NET ASSETS
For the Year Ended December 31,
-----------------------------------------------------------------------------------------------------------

                                                                      Van Kampen Life Investement
                                                                            Trust Sub-Account
                                                              ---------------------------------------------


                                                                             Emerging Growth
                                                              ---------------------------------------------

                                                                      1999                   1998 (a)
                                                              ---------------------   ---------------------
  FROM OPERATIONS
  Net investment income (loss)                                 $          (643,933)    $           (47,552)
  Net realized gains (losses)                                            1,246,818                 (51,808)
  Change in unrealized gains (losses)                                   46,420,306               1,499,714
                                                              ---------------------   ---------------------


  Change in net assets resulting from operations                        47,023,191               1,400,354
                                                              ---------------------   ---------------------

  FROM CAPITAL TRANSACTIONS
  Deposits                                                              27,759,585               5,513,918
  Benefit payments                                                        (201,304)                      -
  Payments on termination                                               (3,202,433)               (271,704)
  Contract maintenance charges                                             (35,203)                 (2,526)
  Transfers among the sub-accounts
       and with the Fixed Account - net                                 49,182,955               2,997,575
                                                              ---------------------   ---------------------

  Change in net assets resulting
       from capital transactions                                        73,503,600               8,237,263
                                                              ---------------------   ---------------------

  INCREASE (DECREASE) IN NET ASSETS                                    120,526,791               9,637,617

  NET ASSETS AT BEGINNING OF PERIOD                                      9,637,617                       -
                                                              ---------------------   ---------------------

  NET ASSETS AT END OF PERIOD                                  $       130,164,408     $         9,637,617
                                                              =====================   =====================


  (a) For the Period Beginning March 16, 1998 and Ended December 31, 1998


  See notes to financial statements

NORTHBROOK VARIABLE ANNUITY ACCOUNT II

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.   ORGANIZATION

     Northbrook Variable Annuity Account II (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Northbrook Life Insurance Company ("Northbrook Life"). The assets of the Account are legally segregated from those of Northbrook Life. Northbrook Life is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

     Northbrook Life issues the Morgan Stanley Dean Witter Variable Annuity II and the Morgan Stanley Dean Witter Variable Annuity II AssetManager, the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any contract provisions wherein Northbrook Life contractually guarantees either a minimum return or account value to the beneficiaries of the contractholders in the form of a death benefit, the contractholders bear the investment risk that the sub-accounts may not meet their stated objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

              MORGAN STANLEY DEAN WITTER VARIABLE INVESTMENT SERIES
          Money Market                            Capital Growth
          Quality Income Plus                     Global Dividend Growth
          Short-term Bond                         European Growth
          High Yield                              Pacific Growth
          Utilities                               Equity
          Income Builder                          S&P 500 Index
          Dividend Growth                         Competitive Edge "Best Ideas"
          Aggressive Equity                       Strategist

                MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
          Equity Growth                           International Magnum
          U.S. Real Estate                        Emerging Markets Equity

                        VAN KAMPEN LIFE INVESTMENT TRUST
          Emerging Growth


     Northbrook Life provides insurance and administrative services to the contractholders for a fee. Northbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Northbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices at December 31, 1999.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses represent the difference between the proceeds from sales of portfolio shares by the Account and the cost of such shares, which is determined on a weighted average basis.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Northbrook Life. Northbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   EXPENSES

     ADMINISTRATIVE EXPENSE CHARGE - Northbrook Life deducts an administrative expense charge daily at a rate equal to .10% per annum of the average daily net assets of the Account for both Morgan Stanley Dean Witter Variable Annuity II and Morgan Stanley Dean Witter Variable Annuity II AssetManager.

     CONTRACT MAINTENANCE CHARGE - Northbrook Life deducts an annual contract maintenance charge of $30 on each Morgan Stanley Dean Witter Variable Annuity II and $35 on each Morgan Stanley Dean Witter Variable Annuity II AssetManager contract anniversary and guarantees that this charge will not increase over the life of the contract. If certain conditions are met, this charge will be waived for Morgan Stanley Dean Witter Variable Annuity II AssetManager.

     MORTALITY AND EXPENSE RISK CHARGE - Northbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily based on the average daily net assets of the Account. The mortality and expense risk charge covers insurance benefits available with the contract and certain expenses of the contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. Northbrook Life guarantees that the amount of this charge will not increase over the life of the contract. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

4.  UNITS ISSUED AND REDEEMED

    (Units in whole amounts)

                                                              Morgan Stanley Dean Witter Variable Annuity II
                                          -----------------------------------------------------------------------------------------


                                                                          Unit activity during 1999:
                                                               ------------------------------------------------
                                                                                                                    Accumulated
                                           Units Outstanding       Units         Units       Units Outstanding      Unit Value
                                           December 31, 1998       Issued       Redeemed     December 31, 1999    December 31,1999
                                          -------------------  ------------  -------------  -------------------  ------------------
Investments in the Morgan Stanley Dean
   Witter Variable Investment Series Sub-Accounts:
         Money Market                             21,159,031    14,889,251    (18,506,888)          17,541,394   $          13.46
         Quality Income Plus                      20,312,197     1,033,305     (4,473,358)          16,872,144              18.20
         Short-term Bond                                   -       347,635       (220,476)             127,159              10.07
         High Yield                                8,199,142       636,275     (2,648,721)           6,186,696              24.01
         Utilities                                13,541,542       727,904     (2,580,797)          11,688,649              32.87
         Income Builder                            2,979,980       562,566       (984,569)           2,557,977              13.00
         Dividend Growth                          36,334,173     1,704,445     (6,266,668)          31,771,950              35.38
         Aggressive Equity                                 -     1,736,286       (811,611)             924,675              14.48
         Capital Growth                            3,662,958       327,971       (739,762)           3,251,167              31.32
         Global Dividend Growth                   17,634,472       913,941     (3,171,090)          15,377,323              19.22
         European Growth                           8,967,887     1,483,799     (3,009,151)           7,442,535              43.42
         Pacific Growth                            6,325,967     8,987,636     (7,901,427)           7,412,176               8.78
         Equity                                   12,608,741     2,288,532     (1,863,807)          13,033,466              78.28
         S&P 500 Index                             1,722,709     3,752,288       (745,579)           4,729,418              13.20
         Competitive Edge, "Best Ideas"            1,432,745       764,913       (431,011)           1,766,647              12.18
         Strategist                               14,574,012     1,101,779     (2,402,382)          13,273,409              31.14
         Captial Appreciation                      1,440,936        89,955     (1,530,891)                   -                  -

Investments in the Morgan Stanley Dean
  Witter Universal Funds, Inc. Sub-Accounts:
         Equity Growth                               822,038     1,142,895       (311,090)           1,653,843              13.90
         U.S. Real Estate                             79,729       487,659       (337,388)             230,000               8.81
         International Magnum                        136,628       972,988       (828,047)             281,569              12.09
         Emerging Markets Equity                      82,002     2,454,699     (1,927,128)             609,573              13.64

Investments in the Van Kampen Life Investment Trust Sub-Account:
         Emerging Growth                             254,704     1,931,376       (424,205)           1,761,875              24.19


   Units relating to accrued contract maintenance charges are included in units redeemed.

4.  UNITS ISSUED AND REDEEMED

    (Units in whole amounts)

                                                             Morgan Stanley Dean Witter Variable Annuity II with
                                                                 Enhanced Death Benefit Option, Performance
                                                          Death Benefit Option or Performance Income Benefit Option
                                          -----------------------------------------------------------------------------------------

                                                                          Unit activity during 1999:
                                                               ------------------------------------------------
                                                                                                                    Accumulated
                                           Units Outstanding       Units         Units       Units Outstanding      Unit Value
                                           December 31, 1998       Issued       Redeemed     December 31, 1999    December 31,1999
                                          -------------------  ------------  -------------  -------------------  ------------------
Investments in the Morgan Stanley Dean
   Witter Variable Investment Series Sub-Accounts:
         Money Market                              8,938,860    19,548,212    (18,210,802)          10,276,270    $          13.39
         Quality Income Plus                       5,109,593     1,234,183     (1,176,427)           5,167,349               18.10
         Short-term Bond                                   -       132,480        (10,931)             121,549               10.06
         High Yield                                5,304,510     1,595,314     (2,696,745)           4,203,079               23.88
         Utilities                                 3,510,503     1,138,744       (632,588)           4,016,659               32.69
         Income Builder                            3,652,211       427,013       (965,993)           3,113,231               12.95
         Dividend Growth                          19,936,437     3,725,192     (3,607,794)          20,053,835               35.19
         Aggressive Equity                                 -     1,151,589        (29,577)           1,122,012               14.47
         Capital Growth                            1,687,847       394,284       (446,078)           1,636,053               31.15
         Global Dividend Growth                    8,929,904     1,233,435     (1,387,884)           8,775,455               19.12
         European Growth                           4,668,539     1,860,406     (2,084,797)           4,444,148               43.19
         Pacific Growth                            2,456,851    21,494,013    (19,892,379)           4,058,485                8.73
         Equity                                    7,931,260     3,545,573     (1,102,040)          10,374,793               77.86
         S&P 500 Index                             2,003,301     4,944,770       (738,240)           6,209,831               13.17
         Competitive Edge, "Best Ideas"            1,965,368     1,055,127       (539,084)           2,481,411               12.15
         Strategist                                5,639,152     1,686,811       (766,870)           6,559,093               30.97
         Captial Appreciation                      1,527,337       141,243     (1,668,580)                   -                   -

Investments in the Morgan Stanley Dean
   Witter Universal Funds, Inc. Sub-Accounts:
         Equity Growth                             1,530,819     1,779,604       (357,775)           2,952,648               13.87
         U.S. Real Estate                             80,782       158,681        (44,499)             194,964                8.79
         International Magnum                        170,897       282,082        (36,161)             416,818               12.06
         Emerging Markets Equity                      94,600     1,011,314       (416,698)             689,216               13.61

Investments in the Van Kampen Life Investment Trust Sub-Account:
         Emerging Growth                             402,082     2,363,234       (242,627)           2,522,689               24.14


   Units relating to accrued contract maintenance charges are included in units redeemed.

4.  UNITS ISSUED AND REDEEMED

    (Units in whole amounts)

                                             Morgan Stanley Dean Witter Variable Annuity II with Performance Benefit Combination
                                                               Option or the Death Benefit Combination Option
                                          -----------------------------------------------------------------------------------------

                                                                          Unit activity during 1999:
                                                               ------------------------------------------------
                                                                                                                    Accumulated
                                           Units Outstanding       Units         Units       Units Outstanding      Unit Value
                                           December 31, 1998       Issued       Redeemed     December 31, 1999    December 31,1999
                                          -------------------  ------------  -------------  -------------------  ------------------
Investments in the Morgan Stanley Dean
   Witter Variable Investment Series Sub-Accounts:
         Money Market                                673,034     1,866,416     (1,276,029)           1,263,421    $          13.17
         Quality Income Plus                         169,761       243,839        (85,461)             328,139               17.80
         Short-term Bond                                   -        41,250         (6,308)              34,942               10.05
         High Yield                                  137,884       200,592        (48,340)             290,136               23.48
         Utilities                                   159,860       243,466        (62,582)             340,744               32.16
         Income Builder                              164,457       165,256        (58,942)             270,771               12.91
         Dividend Growth                             528,141     1,129,219       (222,883)           1,434,477               34.61
         Aggressive Equity                                 -       478,757        (20,270)             458,487               14.45
         Capital Growth                               41,885       109,033        (22,261)             128,657               30.66
         Global Dividend Growth                      156,429       370,289        (38,382)             488,336               18.95
         European Growth                             175,357       306,278        (89,585)             392,050               42.51
         Pacific Growth                               52,484       567,553       (229,429)             390,608                8.66
         Equity                                      221,631       797,425        (68,763)             950,293               76.58
         S&P 500 Index                               283,511     1,682,096        (88,165)           1,877,442               13.15
         Competitive Edge, "Best Ideas"              178,762       367,543        (56,648)             489,657               12.13
         Strategist                                  472,816       660,323       (128,301)           1,004,838               30.46
         Captial Appreciation                         77,885        24,001       (101,886)                   -

Investments in the Morgan Stanley Dean
   Witter Universal Funds, Inc. Sub-Accounts:
         Equity Growth                               154,201       385,914        (44,254)             495,861               13.84
         U.S. Real Estate                             37,193        78,203        (21,569)              93,827                8.77
         International Magnum                         31,933       168,374        (27,719)             172,588               12.04
         Emerging Markets Equity                      19,500       262,216        (71,124)             210,592               13.58

Investments in the Van Kampen Life Investment Trust Sub-Account:
         Emerging Growth                              82,427       795,728        (59,300)             818,855               24.09


  Units relating to accrued contract maintenance charges are included in units redeemed.

4.  UNITS ISSUED AND REDEEMED

    (Units in whole amounts)

                                                          Morgan Stanley Dean Witter Variable Annuity II AssetManager
                                          -----------------------------------------------------------------------------------------

                                                                          Unit activity during 1999:
                                                               ------------------------------------------------
                                                                                                                    Accumulated
                                           Units Outstanding       Units         Units       Units Outstanding      Unit Value
                                           December 31, 1998       Issued       Redeemed     December 31, 1999    December 31,1999
                                          -------------------  ------------  -------------  -------------------  ------------------
Investments in the Morgan Stanley
   Dean Witter Variable Investment Series Sub-Accounts:
         Money Market                                 81,705       547,117       (302,283)             326,539    $          10.47
         Quality Income Plus                         178,028       261,748        (86,650)             353,126                9.76
         Short-term Bond                                   -        12,183         (1,013)              11,170               10.05
         High Yield                                   93,600       198,142       (108,204)             183,538                8.61
         Utilities                                    46,349       126,846        (35,756)             137,439               12.10
         Income Builder                               18,227        26,379         (6,560)              38,046               10.21
         Dividend Growth                             147,314       407,993       (113,515)             441,792                9.70
         Aggressive Equity                                 -        12,092           (637)              11,455               14.45
         Capital Growth                                6,192        25,144         (3,865)              27,471               12.74
         Global Dividend Growth                       15,232        73,526         (8,276)              80,482               11.16
         European Growth                              22,053        76,602        (13,809)              84,846               11.45
         Pacific Growth                                1,450        15,964           (565)              16,849               17.97
         Equity                                       34,510       315,147        (72,422)             277,235               16.04
         S&P 500 Index                                35,394       164,599        (32,928)             167,065               12.29
         Competitive Edge, "Best Ideas"               17,570        57,902        (16,105)              59,367               11.95
         Strategist                                   70,036       157,240        (28,638)             198,638               11.95
         Captial Appreciation                          7,593         2,639        (10,232)                   -                   -

Investments in the Morgan Stanley
   Dean Witter Universal Funds, Inc. Sub-Accounts:
         Equity Growth                                14,358        48,936        (14,653)              48,641               13.56
         U.S. Real Estate                              3,294        12,931         (2,881)              13,344                8.84
         International Magnum                          6,589        31,388        (12,768)              25,209               10.80
         Emerging Markets Equity                         123        14,262         (5,452)               8,933               15.56

Investments in the Van Kampen Life Investment Trust Sub-Account:
         Emerging Growth                              10,947       108,275        (29,083)              90,139               21.14


   Units relating to accrued contract maintenance charges are included in units redeemed.

4.  UNITS ISSUED AND REDEEMED

    (Units in whole amounts)

                                            Morgan Stanley Dean Witter Variable Annuity II AssetManager with Death Benefit Option,
                                                    Performance Death Benefit Option or Performance Income Benefit Option
                                          -----------------------------------------------------------------------------------------

                                                                          Unit activity during 1999:
                                                               ------------------------------------------------
                                                                                                                    Accumulated
                                           Units Outstanding       Units         Units       Units Outstanding      Unit Value
                                           December 31, 1998       Issued       Redeemed     December 31, 1999    December 31,1999
                                          -------------------  ------------  -------------  -------------------  ------------------
Investments in the Morgan Stanley
   Dean Witter Variable Investment Series Sub-Accounts:
         Money Market                                 85,827     3,539,643     (3,188,969)             436,501   $           10.45
         Quality Income Plus                          52,778       231,640        (34,594)             249,824                9.74
         Short-term Bond                                   -        11,499            (14)              11,485               10.04
         High Yield                                   38,215       483,447       (398,427)             123,235                8.59
         Utilities                                    33,289       144,058        (12,245)             165,102               12.07
         Income Builder                               16,832        39,978         (4,310)              52,500               10.19
         Dividend Growth                             165,990       572,766        (75,915)             662,841                9.69
         Aggressive Equity                                          43,817         (3,302)              40,515               14.44
         Capital Growth                                5,153        27,978         (2,333)              30,798               12.71
         Global Dividend Growth                       38,311        96,752         (6,629)             128,434               11.14
         European Growth                             206,430     1,082,402     (1,093,929)             194,903               11.43
         Pacific Growth                                1,623     1,984,601     (1,947,775)              38,449               17.94
         Equity                                       80,117       413,296        (22,082)             471,331               16.01
         S&P 500 Index                               104,952       278,154        (33,399)             349,707               12.26
         Competitive Edge, "Best Ideas"               24,807        53,580         (5,567)              72,820               11.93
         Strategist                                   24,056       159,660        (20,892)             162,824               11.92
         Captial Appreciation                         28,412         7,569        (35,981)                   -                   -

Investments in the Morgan Stanley
   Dean Witter Universal Funds, Inc. Sub-Accounts:
         Equity Growth                                17,925       101,942        (15,608)             104,259               13.54
         U.S. Real Estate                             17,463        15,867           (288)              33,042                8.82
         International Magnum                          9,575        21,239             (7)              30,807               10.78
         Emerging Markets Equity                       3,925        19,204         (6,431)              16,698               15.53

Investments in the Van Kampen Life Investment Trust Sub-Account:
         Emerging Growth                              31,051        92,816        (15,183)             108,684               21.10


   Units relating to accrued contract maintenance charges are included in units redeemed.

4.  UNITS ISSUED AND REDEEMED

    (Units in whole amounts)

                                            Morgan Stanley Dean Witter Variable Annuity II AssetManager with Performance Benefit
                                                          Combination Option or the Death Benefit Combination Option
                                          -----------------------------------------------------------------------------------------

                                                                          Unit activity during 1999:
                                                               ------------------------------------------------
                                                                                                                    Accumulated
                                           Units Outstanding       Units         Units       Units Outstanding      Unit Value
                                           December 31, 1998       Issued       Redeemed     December 31, 1999    December 31,1999
                                          -------------------  ------------  -------------  -------------------  ------------------
Investments in the Morgan Stanley Dean Witter Variable
     Investment Series Sub-Accounts:
         Money Market                                 15,056       187,536        (78,671)             123,921    $          10.44
         Quality Income Plus                          81,071       114,629        (23,281)             172,419                9.72
         Short-term Bond                                   -         5,437             (1)               5,436               10.03
         High Yield                                   11,399        31,391         (4,736)              38,054                8.58
         Utilities                                    19,644        89,175         (8,355)             100,464               12.05
         Income Builder                                3,158        17,284           (219)              20,223               10.17
         Dividend Growth                              58,954       239,272        (41,852)             256,374                9.67
         Aggressive Equity                                          45,639         (1,347)              44,292               14.43
         Capital Growth                               12,464        22,290         (7,271)              27,483               12.69
         Global Dividend Growth                       14,652        49,253           (940)              62,965               11.12
         European Growth                              10,221        74,577         (8,908)              75,890               11.41
         Pacific Growth                                4,550        83,644        (14,951)              73,243               17.91
         Equity                                       30,606       315,914        (22,976)             323,544               15.98
         S&P 500 Index                                41,697       154,928        (28,522)             168,103               12.24
         Competitive Edge, "Best Ideas"               12,369        19,922         (8,397)              23,894               11.91
         Strategist                                   18,089        60,405         (9,525)              68,969               11.90
         Captial Appreciation                         11,985           454        (12,439)                   -                   -

Investments in the Morgan Stanley Dean Witter Universal
     Funds, Inc. Sub-Accounts:
         Equity Growth                                     -        16,478             (4)              16,474               13.52
         U.S. Real Estate                                  -        30,217             (6)              30,211                8.81
         International Magnum                              -        21,800             (4)              21,796               10.76
         Emerging Markets Equity                       4,235        52,543         (5,538)              51,240               15.50

Investments in the Van Kampen Life Investment Trust Sub-Account:
         Emerging Growth                              27,030       125,530        (22,931)             129,629               21.07


   Units relating to accrued contract maintenance charges are included in units redeemed.

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS.

Financial Statements

         All required financial statements are included in Part B of this registration statement.

Exhibits

     (1) Resolution of the Board of Directors of Northbrook Life Insurance Company authorizing establishment of the Northbrook Variable Annuity Account II. 1/ --

     (2) Not Applicable.

     (3)(a) Form of Underwriting Agreement.

     (b) General Agency Agreement 1/ and Form of Amended General Agency Agreement. 3/ --

     (4) Morgan Stanley Dean Witter Online Variable Annuity Contract.

     (5) Form of Morgan Stanley Dean Witter Online Variable Annuity Contract Application.

     (6)(a) Amended and Restated Articles of Incorporation and Articles of Redomestication of Northbrook Life Insurance Company.2/

     (b) Amended and Restated Bylaws of Northbrook Life Insurance Company.2/

     (7) Not applicable.

     (8) Forms of Participation Agreements.
                                                --
                  a. Janus Aspen Series
                  b. Scudder Variable Life Investment Fund
                  c. Strong Funds
                  d. The Universal Institutional Funds, Inc.
                  e. Van Kampen Funds
                  f. Warburg Pincus Funds

     (9) Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Northbrook Life Insurance Company.3/

     (10)(a) Consent of Independent Certified Public Accountants.
         (b)Consent of Attorneys.3/ -

     (11) Not Applicable.

     (12) Not Applicable.

     (13) Computation of Performance Quotations. 3/ --

     (14) Not Applicable.

     (99) Powers of Attorney for Thomas J. Wilson, II, Michael J. Velotta, Margaret G. Dyer, Marla G. Friedman, John C. Lounds, J. Kevin McCarthy, Steven
C. Verney, Samuel H. Pilch, and Casey J. Sylla.

1/  Previously  filed  in  Post-Effective   Amendment  No.  13  to  registrant's
registration statement, File No. 033-35412, dated December 31, 1996.

2/ Incorporated herein by reference to Depositor's Form 10-K, dated March 30, 1999.
-

3/  To be filed by subsequent amendment.
-

25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL
BUSINESS ADDRESS                                    POSITIONS AND OFFICES WITH DEPOSITOR
----------------                                    ------------------------------------

Thomas J. Wilson, II                                 Director, President and Chief Executive Officer
Michael J. Velotta                                   Director, Vice President, Secretary and General Counsel
Margaret G. Dyer                                     Director
Marla G. Friedman                                    Director, Vice President
John C. Lounds                                       Director
J. Kevin McCarthy                                    Director
Steven C. Verney                                     Director
Karen C. Gardner                                     Vice President
John R. Hunter                                       Vice President
Kevin R. Slawin                                      Vice President
Samuel H. Pilch                                      Vice President, Controller
Casey J. Sylla                                       Chief Investment Officer
James P. Zils                                        Treasurer
Sarah R. Donahue                                     Assistant Vice President
Ronald A. Johnson                                    Assistant Vice President
Barry S. Paul                                        Assistant Vice President and Assistant Treasurer
Charles F. Thalheimer                                Assistant Vice President
Timothy N. Vander Pas                                Assistant Vice President
Patricia W. Wilson                                   Assistant Vice President, Assistant Secretary and Assistant
                                                     Treasurer
Joanne M. Derrig                                     Assistant Secretary, Assistant General Counsel and Chief
                                                     Compliance Officer
Susan L. Lees                                        Assistant Secretary
Paul N. Kierig                                       Assistant Secretary
Mary J. McGinn                                       Assistant Secretary
Carol S. Watson                                      Assistant Secretary
Errol Cramer                                         Corporate Actuary

The principal business address of the foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by The Allstate Corporation on March 28, 2000 (File No. 1-11840).

27. NUMBER OF CONTRACT OWNERS

As of the date of the filing of this Registration Statement, the offering of the Morgan Stanley Dean Witter Online Variable Annuity had not commenced.

28.      INDEMNIFICATION

The bylaws of both Northbrook Life Insurance Company (Depositor) and ALFS, Inc. (Principal Underwriter), provide for the indemnification of its directors, officers and controlling persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29.      PRINCIPAL UNDERWRITER

(a) ALFS, Inc. currently acts as a principal underwriter, depositor, sponsor, or investment adviser for the following entities:

o        Glenbrook Life and Annuity Company Variable Annuity Account
o        Glenbrook Life Multi-Manager Variable Account
o        Allstate Life of New York Separate Account A
o        Glenbrook Life Variable Life Separate Account A
o        Glenbrook Life and Annuity Company Separate Account A
o        Glenbrook Life AIM Variable Life Separate Account A
o        Glenbrook Life Variable Life Separate Account B

(b) Following are the names, business addresses, positions, and offices, of each director, officer, or partner of the principal underwriter:

NAME AND PRINCIPAL
BUSINESS ADDRESS      POSITION OR OFFICE

John R. Hunter              Director, President and Chief Executive Officer
Kevin R. Slawin             Director
Michael J. Velotta          Director and Secretary
Thomas J. Wilson, II        Director
Janet M. Albers             Vice President, Controller and Treasurer
Brent H. Hamann             Vice President
Andrea J. Schur             Vice President
Terry Young                 General Counsel and Assistant Secretary
Lisa A. Burnell             Assistant Vice President and Compliance Officer
Joanne M. Derrig            Assistant Vice President and
                                Assistant General Counsel
Emma M. Kalaidjian          Assistant Secretary
Carol S. Watson             Assistant Secretary
Barry S. Paul               Assistant Treasurer
James P. Zils               Assistant Treasurer

 The principal address of the foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

(c)     Underwriter compensation during fiscal year ended December 31, 1999:

          (1)                      (2)                    (3)                     (4)                    (5)
                            NET UNDERWRITING
   NAME OF PRINCIPAL          DISCOUNTS AND         COMPENSATION ON
      UNDERWRITER              COMMISSIONS             REDEMPTION        BROKERAGE COMMISSION            COMPENSATION
      -----------              -----------             ----------        -------------------             ------------

       ALFS, Inc.                 None                    None                   None                   None


30.       LOCATION OF ACCOUNTS AND RECORDS

The depositor, Northbrook Life Insurance Company, is located at 3100 Sanders Road, Northbrook, Illinois 60062.

The principal underwriter, ALFS, Inc., is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Each company maintains physical possession of each account, book, or other document required to be maintained by Section 31(a) of the 1940 Act and the Rules under it.

31.      MANAGEMENT SERVICES

None.

32.      UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either, as part of any prospectus or application to purchase a contract offered by the prospectus, a toll-free number that an applicant can call to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information, or make a request from the Web site. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral, or e-mail request.

Representations Pursuant to Section 403(b) of the Internal Revenue Code

The depositor, Northbrook Life Insurance Company ("Northbrook"), represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance ("ACLI") and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

Representations Regarding Contract Expense

Northbrook Life Insurance Company represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Northbrook Life Insurance Company under the Contracts. Northbrook Life Insurance Company bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Northbrook Life Insurance Company to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus (es) contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus (es), or otherwise.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Northbrook Variable Annuity Account II, certifies that it has duly caused this registration statement to be signed on its behalf, in the Township of Northfield, and the State of Illinois, on this 4th day of August, 2000.

                     NORTHBROOK VARIABLE ANNUITY ACCOUNT II

                                  (REGISTRANT)

                      BY: NORTHBROOK LIFE INSURANCE COMPANY

                                   (DEPOSITOR)

                                By: /s/MICHAEL J. VELOTTA
                                    Michael J. Velotta
                                    Vice President, Secretary and
                                    General Counsel

As required by the Securities Act of 1933 this registration statement has been duly signed below by the following directors and officers of Northbrook Life Insurance Company on the 4th day of August, 2000.

* THOMAS J. WILSON, II                      Director, President and Chief Executive Officer
----------------------
Thomas J. Wilson, II

/s/ MICHAEL J. VELOTTA                      Director, Vice President, Secretary and General Counsel
----------------------
Michael J. Velotta

* MARGARET G. DYER                          Director
------------------
Margaret G. Dyer

* MARLA G. FRIEDMAN                         Director, Vice President
-------------------
Marla G. Friedman

* JOHN C. LOUNDS                            Director
----------------
John C. Lounds

* J. KEVIN McCARTHY                         Director
-------------------
J. Kevin McCarthy

* STEVEN C. VERNEY                          Director
------------------
Steven C. Verney

* SAMUEL H. PILCH                           Vice President and Controller
-----------------
Samuel H. Pilch

* CASEY J. SYLLA                            Chief Investment Officer
----------------
Casey J. Sylla

* By Michael J. Velotta Pursuant to Power of Attorney, filed herewith.

                                  Exhibit Index

Exhibit           Description
-----------------------------------------------
Exhibit 3         Form of Principal Underwriting Agreement
Exhibit 4         Form of Contract
Exhibit 5         Form of Application
Exhibit 8         Forms of Participation Agreements
Exhibit 10(a)     Consent of Independent Certified Public Accountants
Exhibit 99        Powers of Attorney